   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1995

                                                        REGISTRATION NO. 33-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           RELIABILITY INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          TEXAS                      3825                    75-0868913
     (State or other       (Primary Standard Industrial   (I.R.S. Employer
     jurisdiction of        Classification Code Number)   Identification No.)
    incorporation or
      organization)


                     16400 PARK ROW, HOUSTON, TEXAS 77084
                           TELEPHONE: (713) 492-0550
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING
           AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MAX T. LANGLEY
                     16400 PARK ROW, HOUSTON, TEXAS 77084
                           TELEPHONE: (713) 492-0550
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING
                       AREA CODE, OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:

        BUTLER & BINION, L.L.P.              LOCKE PURNELL RAIN HARRELL
   1600 FIRST INTERSTATE BANK PLAZA         2200 ROSS AVENUE, SUITE 2200
         HOUSTON, TEXAS 77002                    DALLAS, TEXAS 75201
          ATTN: JOHN W. MENKE                     ATTN: GUY H. KERR
       TELEPHONE: (713) 237-3111              TELEPHONE: (214) 740-8000
       TELECOPY: (713) 237-3202               TELECOPY: (214) 740-8800

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practical following the effective date of this Registration Statement.

                               ----------------
  If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                          PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)    PER SHARE(2)   PRICE(2)      FEE(2)
---------------------------------------------------------------------------------
Common Stock, without
 par value.............  2,300,000 shares    $11.4375    $26,306,250    $9,072

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(1) Includes 300,000 shares solely to cover over-allotments.
(2) Computed pursuant to Rule 457(c) based on the average high and low sales prices of the Common Stock as reported on the Nasdaq National Market on October 20, 1995.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                            RELIABILITY INCORPORATED

                             CROSS REFERENCE SHEET

       FORM S-1 ITEM NUMBER                   LOCATION IN PROSPECTUS
       --------------------                   ----------------------
 1.Forepart of Registration
     Statement and Outside Front
     Cover Page of Prospectus...... Facing Page of Registration Statement;
                                     Cross Reference Sheet; Outside Cover Page
                                     of Prospectus
 2.Inside Front and Outside Back
     Cover Pages of Prospectus..... Inside Cover Page; Available Information;
                                     Back Cover Page of Prospectus
 3.Summary Information, Risk
     Factors and Ratio of Earnings
     to Fixed Charges.............. Prospectus Summary; Risk Factors
 4.Use of Proceeds................. Prospectus Summary; Use of Proceeds
 5.Determination of Offering
     Price......................... Underwriting
 6.Dilution........................ Not Applicable
 7.Selling Security Holders........ Principal and Selling Stockholders
 8.Plan of Distribution............ Front Cover Page of Prospectus;
                                     Underwriting
 9.Description of Securities to be
     Registered.................... Description of Capital Stock
10.Interests of Named Experts and
     Counsel....................... Legal Matters; Experts
11.Information with Respect to the
     Registrant.................... Prospectus Summary; Risk Factors;
                                     Capitalization; Price Range of Common
                                     Stock and Dividend Policy; Selected
                                     Consolidated Financial Data; Management's
                                     Discussion and Analysis of Financial
                                     Condition and Results of Operations;
                                     Business; Management; Principal and
                                     Selling Stockholders
12. Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities................... Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 25, 1995

                                2,000,000 SHARES

                              [LOGO APPEARS HERE]

                                  COMMON STOCK

  Of the 2,000,000 shares of Common Stock offered hereby, 1,000,000 shares are being sold by Reliability Incorporated ("Reliability" or the "Company") and 1,000,000 shares are being sold by the Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

  The Common Stock is quoted on the Nasdaq National Market under the symbol "REAL." On October 23, 1995, the last reported sales price of the Common Stock on the Nasdaq National Market was $10.625 per share. See "Price Range of Common Stock and Dividend Policy."

                                  -----------

 SEE "RISK FACTORS" ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED
                           BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PRICE TO UNDERWRITING PROCEEDS TO     PROCEEDS TO
                            PUBLIC  DISCOUNT(1)  COMPANY(2)  SELLING STOCKHOLDER
--------------------------------------------------------------------------------
Per Share................    $          $           $               $
--------------------------------------------------------------------------------
Total(3).................   $          $           $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company estimated at $190,000.
(3) The Selling Stockholder and the Company have granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock (with up to 270,221 shares to be purchased first from the Selling Stockholder and the remaining shares to be purchased from the Company) on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
     Selling Stockholder will be $   , $   , $   and $   , respectively. See
     "Underwriting."

                                  -----------

  The shares are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to the Underwriters' right to reject orders in whole or in part. It is expected that delivery of the shares will be made against payment therefor in New York, New
York on or about    , 1995.

                                  -----------

SOUTHCOAST CAPITAL                                        JOSEPHTHAL LYON & ROSS
   CORPORATION                                                 INCORPORATED

                  The date of this Prospectus is        , 1995

[Photo appears here]              CRITERIA 18-HD BURN-IN AND TEST SYSTEMS are
                                  designed to burn-in large quantities of
                                  integrated circuits. A partial list of
                                  optional features available includes: computer controlled burn-in plans, Reliability's RELNET networking system, electronic voltage and signal monitoring, solid state switching and chamber dissipation of up to 15KW.




INTERSECT MEMORY TEST SYSTEMS provide
burn-in and functional testing on large
quantities of DRAMs and SRAMs. These
systems can include the following features:        [Photo appears here]
algorithmic pattern generator, computer
controlled test plans, automated
calibration, built in maintenance and
diagnostics, and Reliability's RELNET
networking system.



  [logo](R), RELIABILITY(R), CRITERIA(R), V-PAC(R), Z-PAC(R), INNOVATION(R), and TELECOM-PAC(R) are registered trademarks of the Company. TITAN(TM), INTERSECT(TM), RELNET(TM), EX-SERT(TM), UNLOADER(TM), S-PAC(TM), LAN-PAC(TM), ISDN-PAC(TM), RK-94(TM), SERIES 1000(TM) and CRITERIA 18-HD(TM) are trademarks of the Company.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and the Notes thereto appearing elsewhere herein. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. References herein to "Reliability" or the "Company" include Reliability Incorporated and its predecessors and subsidiaries unless the context requires otherwise.

                                  THE COMPANY

  Reliability is a leader in designing, manufacturing, marketing and supporting high performance equipment used to condition and test integrated circuits ("Conditioning Products"). The Company also operates service facilities which condition and test integrated circuits for others ("Services") and designs, manufactures and markets a line of DC-DC power converters ("Power Sources"). The Company's strategy for each of these three business segments is to target key customers and other prospects who are market leaders, to provide high-quality products and services, to develop long-term relationships with its customers by investing in specific research and development to meet their needs, and to continuously reduce both the customers' and the Company's costs and time to market. In a globally competitive environment, the Company must offer quality, leading-edge products and services at competitive prices as well as world-wide sales, service, and applications support.

SEMICONDUCTOR INDUSTRY OVERVIEW

  Under current semiconductor technology and manufacturing processes, manufacturers are unable consistently to produce batches of integrated circuits ("ICs" or "semiconductors") that are completely free of defects which cause the ICs to fail. An IC may be defective at the time it is produced or it may have a latent defect which eventually will cause it to fail. An IC with such a defect will almost always fail during the first 500 to 1,000 hours of normal use. Accordingly, it has become customary to "condition" or "burn-in" ICs (i.e., to subject them, during a relatively short period of time, to controlled stresses which simulate the first several hundred hours of operation) in an effort to identify defects prior to delivery. Such conditioning subjects the ICs to maximum rated temperatures, voltages and electrical signals. Following burn-in, an IC is tested to determine whether it functions as designed.

  As the performance of semiconductors has increased and their physical size and cost per function have decreased, the demand for semiconductors has expanded not only in the computer systems market but also in the markets for telecommunications, automotive products, consumer goods and industrial automation and control. Integrated Circuit Engineering Corporation, an independent industry analyst, estimates that the semiconductor market will increase from $144 billion in 1995 to $331 billion in 2000. Two primary segments of this market are memory, most notably DRAM devices ("DRAMs"), and micrologic devices. In-Stat, an independent industry publication, estimates that sales for DRAMs and micrologic devices will grow at compound annual rates of 34% and 27%, respectively, from 1995 to 1999. To meet this anticipated growth, semiconductor manufacturers are currently making significant investments in capital equipment for new facilities and expansion of capacity at existing facilities.

  Semiconductor manufacturers are constantly seeking ways to conserve capital, enhance quality control and reduce manufacturing costs, including the costs of "back end" processing of ICs (such as burn-in and testing), which involves large investments in research and development, equipment, and floor space. Demand for smaller size, larger memory and higher performance ICs has placed severe demands on equipment manufacturers to tightly control electrical noise, handle large amounts of heat and reduce test times. These industry trends have created in 1995 a strong demand for the Company's conditioning products which provide functional testing during the burn-in process, and services which permit manufacturers to outsource the "back end" processing.

CONDITIONING PRODUCTS

  The Company has been providing leading technology capital equipment to IC manufacturers and users to burn-in and test ICs since 1980. The Company's burn-in and test products contain sophisticated software systems, most of which are designed and developed by the Company contemporaneously with the related hardware. This segment of the Company's business provided 43% of the Company's revenues in 1994, 87% of which was generated by sales of equipment to Intel Corporation and IBM, two long-standing customers. Through September 30, 1995, the Company had delivered approximately 2,000 burn-in and burn-in and test systems.

  The Company was one of the first to design, manufacture and market systems that utilized burn-in and test technology within the same product. Historically, such equipment was primarily used as a tool for engineering and quality assurance to qualify and evaluate new designs and diagnose defects and was not an integral part of the manufacturing process. Currently, IC manufacturers are implementing functional testing during burn-in as a part of the manufacturing process. Since 1992, the Company has focused its research and development on equipment and related software that performs functional testing during burn-in of DRAMs and micrologic devices. This focus has led to the development of two major product families--the INTERSECT line for the DRAM market and the CRITERIA 18 line for the micrologic device market. These product families are a key element of the Company's growth strategy for this segment. The Company also designs, manufactures, markets and supports the IDEA and INNOVATION product lines of related automated IC loading and unloading equipment.

SERVICES

  The Company operates two dedicated service facilities, one in Singapore dedicated to the burn-in of DRAMs primarily for Texas Instruments and one in Durham, North Carolina dedicated to processing (burn-in, final test and other services) DRAMs for Mitsubishi Semiconductor America, Inc. The Services segment accounted for 34% of the Company's revenues in 1994, 97% of which was generated by services provided to Texas Instruments and Mitsubishi, two long-standing customers. The Company believes that outsourcing these types of services to independent providers, such as the Company, is a strategy that is gaining popularity with large volume semiconductor manufacturers as they focus on their core technologies and redeploy their capital accordingly. The Company's growth strategy for this segment includes: processing larger volumes of DRAMs for its existing customers as they increase production, increasing the variety of services the Company performs, and providing additional "top 10" DRAM and micrologic manufacturers with the same cost effective services that the Company offers at its existing service facilities.

POWER SOURCES

  The operating components of electronic equipment frequently have varying electrical requirements. Rather than provide electricity to each component separately, specialized devices, called DC-DC converters or power sources, are used to convert direct current voltage into a higher or lower voltage. By using small DC-DC converters, electronic equipment can operate from a single output power supply, yet provide different voltages to different operating components. These DC-DC converters allow designers of electronic equipment to localize power requirements, increase modularity in the product design, and expand equipment features without having to redefine power needs. The Company specializes in the one watt to twenty-five watt DC-DC converter market and designs, manufacturers and markets a wide range of power sources classified into various product series. The Power Sources segment accounted for 23% of the Company's revenues in 1994.

  The Company's Power Sources segment focuses on specialized needs within the telecommunications and computer industries and intends to capitalize on its long-standing relationships with five large original equipment manufacturers, as well as its substantial distributor network in the U.S. and Europe. The Company expects that as the telecommunications and computer industries increasingly adopt lower power components that operate at different voltages within the same system, the demand for DC-DC converters which can accommodate these divergent demands will increase. The Company's growth strategy is to concentrate engineering resources on developing specialized DC-DC converters for key customers and then make these products available to the general market through its distribution network.

  The Company's principal executive offices are located at 16400 Park Row, Houston, Texas 77084, and its telephone number is (713) 492-0550.

                                  RISK FACTORS

  For a description of certain factors which should be considered by prospective investors, see "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company......  1,000,000 shares(/1/)
Common Stock offered by the Selling
 Stockholder.............................  1,000,000 shares(/2/)
Common Stock to be outstanding after the
 offering................................  5,242,848 shares(/1/)
Use of proceeds from sale of Common Stock
 by the Company..........................  For purchase of facilities and equipment, reduction of debt and
                                           other general corporate purposes.
                                           The Company will not receive any
                                           proceeds from the sale of the Common
                                           Stock by the Selling Stockholder.
                                           See "Use of Proceeds."
Nasdaq National Market Symbol............  REAL

--------
(1) Does not include up to 29,779 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option.
(2) Does not include up to 270,221 shares of Common Stock that may be sold by the Selling Stockholder pursuant to the Underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto.

                                                                        NINE MONTHS
                                YEARS ENDED DECEMBER 31,            ENDED SEPTEMBER 30,
                         ---------------------------------------  -------------------------
                             1992          1993         1994       1994          1995
                         ------------  ------------ ------------  -------  ----------------
                         (IN THOUSANDS, EXCEPT PER SHARE DATA)          (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
  Revenues:
    Product sales....... $     23,834  $     19,651 $     15,470  $13,114      $13,738
    Services............        7,579         7,371        7,957    5,932        7,408
                         ------------  ------------ ------------  -------      -------
      Total revenues....       31,413        27,022       23,427   19,046       21,146
                         ------------  ------------ ------------  -------      -------
  Costs of sales:
    Product sales.......       13,759        10,986        7,964    6,662        6,149
    Services............        4,376         4,419        4,773    3,479        4,479
                         ------------  ------------ ------------  -------      -------
      Total cost of
       sales............       18,135        15,405       12,737   10,141       10,628
                         ------------  ------------ ------------  -------      -------
  Gross profit..........       13,278        11,617       10,690    8,905       10,518
                         ------------  ------------ ------------  -------      -------
  Operating expenses:
    Marketing, general
     and
     administrative.....       11,813         7,975        7,056    5,504        5,876
    Research and
     development........        2,639           889        1,054      755        1,725
    Provision for
     restructuring......        1,392           288          --       --           --
                         ------------  ------------ ------------  -------      -------
      Total operating
       expenses.........       15,844         9,152        8,110    6,259        7,601
                         ------------  ------------ ------------  -------      -------
  Operating income
   (loss)...............       (2,566)        2,465        2,580    2,646        2,917
  Interest (income)
   expense, net.........          125            43         (154)     (75)          37
                         ------------  ------------ ------------  -------      -------
  Income (loss) before
   income taxes.........       (2,691)        2,422        2,734    2,721        2,880
  Provision (benefit)
   for income taxes.....          (46)           53           89       93          909
                         ------------  ------------ ------------  -------      -------
  Net income
   (loss)(/1/).......... $     (2,645) $      2,369 $      2,645  $ 2,628      $ 1,971
                         ============  ============ ============  =======      =======
  Net income (loss) per
   share(/1/)........... $       (.62) $        .56 $        .62  $   .62      $   .46
                         ============  ============ ============  =======      =======
  Average shares
   outstanding..........        4,243         4,243        4,243    4,243        4,243
                         ============  ============ ============  =======      =======
                                                                   AT SEPTEMBER 30, 1995
                                                                  -------------------------
                                                                  ACTUAL   AS ADJUSTED(/2/)
                                                                  -------  ----------------
                                                                        (UNAUDITED)
BALANCE SHEET DATA:
  Working capital..............................................   $ 9,833      $18,668
  Total assets.................................................    20,931       29,675
  Long-term debt...............................................     2,506        1,517
  Stockholders' equity.........................................    12,730       22,474

--------
(1) The net loss and net loss per share for 1992 originally reflected the tax benefit of a net operating loss carryforward as an extraordinary item. The tax benefit of the net operating loss carryforward has been reclassified and netted against the income tax provision. See Note 5 to the Consolidated Financial Statements.
(2) Adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company at an assumed offering price of $10.625 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  Prospective purchasers of the shares of Common Stock offered hereby should carefully consider, together with other information in this Prospectus, the following factors that may affect the Company.

DEPENDENCE ON KEY CUSTOMERS

  Four customers accounted for 73% and 71% of the Company's total revenues in 1993 and 1994, respectively. Two of these customers accounted for 90% and 87% of the Company's revenues in the Conditioning Products segment in 1993 and 1994, respectively, and the other two accounted for 97% of the Company's revenues in the Services segment in those years. While the Company believes that its relationships with its customers are good, the loss of a key customer or any substantial reduction in orders from any one of these customers could have a material adverse effect on the Company. The Company's ability to maintain or increase its sales levels in the future will depend in part upon its ability to obtain orders from existing and new customers as well as the financial condition and success of its existing customers. There can be no assurance that the Company will be able to maintain or continue to increase the level of its revenues in the future or that the Company will be able to retain existing customers or to attract new customers. Because the Company's conditioning products and services have been extensively customized to the differing requirements of its four key customers, the market for such products and services may be limited. In addition, since development costs for such products are high, the Company only develops products for, and provides services to, customers that it believes have the financial capacity to buy large enough quantities of products to provide the Company a return on its investment.

CYCLICAL NATURE OF SEMICONDUCTOR INDUSTRY

  The Company's business depends in large part upon the capital expenditures of manufacturers of ICs and products utilizing ICs. The semiconductor industry is cyclical and has experienced periodic downturns which have had a severe effect on the demand for capital equipment. Prior semiconductor industry downturns and excess capacity have adversely affected the Company's revenues, gross margin and net income. The need to continue investment in research and development and maintain an extensive customer service and support capability worldwide will limit the Company's ability to reduce expenses in the event of a downturn in the industry.

RAPID TECHNOLOGICAL CHANGES AND PRODUCT DEVELOPMENT

  The semiconductor industry is characterized by rapid technological advances resulting in changing customer requirements and evolving industry standards requiring frequent new product introductions and enhancements. The Company's future success will depend in large part on its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments, achieve market acceptance and respond to constantly evolving customer requirements. The Company will need to continue to make substantial investments in research and product development in order to respond to rapid technological changes and to develop and introduce new products to meet customers' expanding needs and evolving industry standards. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introduction could result in a loss of competitiveness and could have a material adverse effect on the Company. There can be no assurance that the Company will successfully develop and manufacture new products or that any product enhancements or new products developed by the Company will gain market acceptance.

COMPETITION

  The markets in which the Company's products are sold are subject to intense competition and are characterized by rapidly changing technology. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Competitive pressures often necessitate price reductions which can adversely affect operating results. Although the Company believes that it has certain technological and other advantages over its competitors, maintaining such advantages will require a continued high level of investment by the Company in research and development, marketing and service. See "Business--Competition."

FLUCTUATION OF OPERATING RESULTS

  The Company's operating results fluctuate on a quarterly and annual basis because of a number of factors. Not only does the cyclical nature of the semiconductor industry affect the Company's operating results, but the status of world economic conditions, fluctuations in foreign currency exchange rates and the timing of product shipments can also affect results. For example, because the Company's conditioning products have high unit prices, the acceleration or delay of a small number of shipments from one quarter to the next can significantly affect the Company's operating results for that quarter or that year.

DEPENDENCE ON SKILLED EMPLOYEES

  The Company is dependent, in part, on its ability to attract and retain highly skilled managerial, marketing and technical personnel, including skilled applications and sales engineers. There can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to design, manufacture, market and support new and enhanced products and services.

LIMITED SOURCES OF SUPPLIES

  Although there is more than one potential supplier of all material component parts for the Company's products, the Company currently relies on a single source of supply for several components. In most cases, the Company is not a significant purchaser of raw materials from its suppliers and therefore has little control of either the availability or pricing of component parts for conditioning products or power sources. Accordingly, the Company is vulnerable to delays in shipments caused by either a business interruption of a supplier or an undersupply of parts, and the Company could experience delays or interruptions while an alternate supplier is procured. Such delays, if encountered for an extended period, could have a material adverse effect on the Company. See "Business--Raw Materials and Inventory."

INTELLECTUAL PROPERTY

  The Company attempts to protect its proprietary rights through patents, copyrights, trademarks, trade secrets and license agreements. The Company believes, however, that its success will depend to a greater extent upon innovation, technological expertise, service after the sale and customer relationships. There can be no assurance that the Company will be able to protect its proprietary rights or that competitors will not be able to develop similar or superior technology independently. No assurance can be given that the claims allowed on any patents held by the Company will be sufficiently broad to protect the Company's technology. No assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company or that third parties' patents will not adversely affect the Company. In addition, effective patent, copyright and trade secret protection may be unavailable or limited. See "Business--Intellectual Property."

INTERNATIONAL OPERATIONS

  The Company has a service facility in Singapore and manufactures all of its power sources in a free trade zone in Costa Rica. Consequently, the Company is subject to risks customarily found in foreign operations, such as fluctuation of currency exchange rates, import and export controls and regulatory policies of foreign governments. The Company attempts to conduct its business and financial affairs so as to protect against political and economic risks applicable to operations in the various countries in which it operates, but there can be no assurance that the Company will be successful in so protecting itself. See Note 2 to the Company's Consolidated Financial Statements for information regarding international operations.

PRODUCTS LIABILITY

  Because a power source manufactured by the Company or an IC conditioned and/or tested by the Company's conditioning products or at one of the Company's service facilities could fail or cause an injury, the Company could be subject to a products liability claim. Although the Company has not experienced any products liability claims, if a claim were to be prosecuted against the Company, it could have a material adverse effect on the Company.

SHARE PRICE VOLATILITY

  The market for securities of technology companies historically has been more volatile than the market for stocks in general. The trading price of the Company's Common Stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company, its customers or its competitors and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for many high technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

ABSENCE OF DIVIDENDS

  No cash dividends have been paid with respect to the Common Stock since 1981, and none are contemplated in the foreseeable future. The Company intends to retain any earnings to fund research and product development, operations and marketing. See "Price Range of Common Stock and Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be $9.7 million, assuming a public offering price of $10.625 per share and after deducting underwriting discounts and estimated expenses of the offering. The Company will not receive any proceeds from the sale of the 1,000,000 shares of Common Stock by the Selling Stockholder.

  The net proceeds to the Company will be used to purchase facilities and equipment, reduce debt incurred to purchase the Company's Houston, Texas facility by $1.0 million and for other general corporate purposes. The debt that will be reduced bears interest at 9% and is payable in monthly installments, the last of which is currently due April 1, 2010. Pending these uses, the net proceeds to the Company from this offering will be invested in investment grade securities and short-term, income-producing investments, including government obligations and other money market instruments.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1995, and as adjusted to give effect to the issuance and sale of 1,000,000 shares of Common Stock offered by the Company at an assumed offering price of $10.625 per share and the application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                      AT SEPTEMBER 30, 1995
                                                    ----------------------------
                                                      ACTUAL      AS ADJUSTED
                                                    ------------ ---------------
                                                    (IN THOUSANDS, UNAUDITED)
   Current maturities of long-term debt............ $         91   $         80
                                                    ============   ============
   Long-term debt (excluding current maturities)... $      2,506   $      1,517
   Stockholders' equity:
     Common Stock, without par value, 20,000,000
      shares authorized; 4,242,848 shares issued
      (5,242,848 shares issued as adjusted)........        5,926         15,670
     Retained earnings.............................        6,804          6,804
                                                    ------------   ------------
   Total stockholders' equity......................       12,730         22,474
                                                    ------------   ------------
   Total capitalization............................ $     15,236   $     23,991
                                                    ============   ============

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is quoted on the Nasdaq National Market under the symbol "REAL." The following table sets forth for the periods indicated the high and low last reported sales prices for the Common Stock on the Nasdaq National Market.

                                                                    HIGH   LOW
                                                                   ------ -----
   QUARTER ENDED:
     March 31, 1993............................................... $ 2.50 $0.81
     June 30, 1993................................................   1.28  0.69
     September 30, 1993...........................................   4.88  0.94
     December 31, 1993............................................   5.63  2.50

     March 31, 1994...............................................   4.13  2.88
     June 30, 1994................................................   4.25  2.88
     September 30, 1994...........................................   4.25  3.38
     December 31, 1994............................................   3.63  1.88

     March 31, 1995...............................................   3.25  2.25
     June 30, 1995................................................   6.50  2.75
     September 30, 1995...........................................  11.88  9.75
     December 31, 1995 (through October 23, 1995).................  11.94  8.88

  On October 23, 1995, the last reported sales price of the Common Stock on the Nasdaq National Market was $10.625 per share. On October 6, 1995, there were approximately 836 holders of record of the Common Stock.

  The Company has paid no dividends since 1981. The Company intends to retain any earnings for use in its business and therefore does not anticipate paying dividends in the foreseeable future.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial information for the Company for the years ended December 31, 1990, 1991, 1992, 1993 and 1994. The data has been derived from the consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The table also sets forth certain financial data (derived from unaudited financial statements) of the Company at September 30, 1995 (unaudited) and the results of operations of the Company for the nine months ended September 30, 1994 and 1995 (unaudited). In the opinion of management of the Company, the unaudited financial statements have been prepared on the same basis as the Company's audited financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1995 are not necessarily indicative of the results to be expected for the entire fiscal year. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

                                                                          NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                         --------------------------------------------  -------------------------
                          1990      1991      1992     1993    1994     1994          1995
                         -------  --------  --------  ------- -------  -------  ----------------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
  Product sales......... $26,642   $22,027   $23,834  $19,651 $15,470  $13,114      $13,738
  Services..............   7,669     7,585     7,579    7,371   7,957    5,932        7,408
                         -------  --------  --------  ------- -------  -------      -------
                          34,311    29,612    31,413   27,022  23,427   19,046       21,146
                         -------  --------  --------  ------- -------  -------      -------
 Costs and expenses:
  Cost of product
   sales................  16,423    13,245    13,759   10,986   7,964    6,662        6,149
  Cost of services......   5,193     4,913     4,376    4,419   4,773    3,479        4,479
                         -------  --------  --------  ------- -------  -------      -------
    Total cost of
     sales..............  21,616    18,158    18,135   15,405  12,737   10,141       10,628
                         -------  --------  --------  ------- -------  -------      -------
 Gross profit...........  12,695    11,454    13,278   11,617  10,690    8,905       10,518
                         -------  --------  --------  ------- -------  -------      -------
 Operating expenses:
  Marketing, general and
   administrative.......  13,611    11,354    11,813    7,975   7,056    5,504        5,876
  Research and develop-
   ment.................   3,272     3,105     2,639      889   1,054      755        1,725
  Provision for restruc-
   turing...............     --      1,000     1,392      288     --       --           --
                         -------  --------  --------  ------- -------  -------      -------
    Total operating ex-
     penses.............  16,883    15,459    15,844    9,152   8,110    6,259        7,601
                         -------  --------  --------  ------- -------  -------      -------
 Operating income
  (loss)................  (4,188)   (4,005)   (2,566)   2,465   2,580    2,646        2,917
 Interest (income) ex-
  pense, net............      78        83       125       43    (154)     (75)          37
                         -------  --------  --------  ------- -------  -------      -------
 Income (loss) before
  income taxes..........  (4,266)   (4,088)   (2,691)   2,422   2,734    2,721        2,880
 Provision (benefit) for
  income taxes..........    (543)      101       (46)      53      89       93          909
                         -------  --------  --------  ------- -------  -------      -------
 Net income
  (loss)(/1/)........... $(3,723) $ (4,189) $ (2,645) $ 2,369 $ 2,645  $ 2,628      $ 1,971
                         =======  ========  ========  ======= =======  =======      =======
 Net income (loss) per
  share(/1/)............ $  (.88) $   (.99) $   (.62) $   .56 $   .62  $   .62      $   .46
                         =======  ========  ========  ======= =======  =======      =======
 Average shares out-
  standing..............   4,213     4,242     4,243    4,243   4,243    4,243        4,243
                         =======  ========  ========  ======= =======  =======      =======
                                                                        AT SEPTEMBER 30, 1995
                                                                       -------------------------
                                                                       ACTUAL   AS ADJUSTED(/2/)
                                                                       -------  ----------------
                                                                             (UNAUDITED)
BALANCE SHEET DATA:
 Working capital........ $ 6,661  $  4,298  $  2,413  $ 5,846 $ 8,854  $ 9,833      $18,668
 Total assets...........  17,320    13,615    14,693   11,018  13,284   20,931       29,675
 Long-term debt.........     --        --        --       --      --     2,506        1,517
 Stockholders' equity...  12,564     8,390     5,745    8,114  10,759   12,730       22,474

-------
(1) The net loss and net loss per share for 1992 originally reflected the tax benefit of a net operating loss carry forward as an extraordinary item. The tax benefit of the net operating loss carry forward has been reclassified and netted against the income tax provision. See Note 5 to the Consolidated Financial Statements.
(2) Adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company at an assumed offering price of $10.625 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

OVERVIEW

  Historically, the Company has derived the majority of its revenues from the sale of high performance equipment used to condition and test ICs and, to a lesser extent, a line of power source products. The balance of the Company's revenues has been derived from the operation of its service facilities which condition and test ICs for others. The Services segment has provided a consistent level of revenues for a number of years. However, revenues from the Conditioning Products and Power Sources segments have been subject to wider variations than those of the Services segment. This volatility is a result of the cyclical nature of the semiconductor industry which frequently results in industry overcapacity leading to a slow down in capital equipment orders. Manufacturers in the semiconductor industry are currently making large investments in capital equipment and facilities to meet the increased demand for personal computers and other electronic equipment. This demand has resulted in the production of increased numbers of DRAMs and micrologic devices, thereby fueling the demand in 1995 for the Company's products and services to condition and test such devices.

   The Company's revenues declined during each of the three prior years, but the Company now anticipates that 1995 revenues will exceed 1994 revenues by approximately 40%. The decline in the Company's revenues for conditioning products during 1993 and 1994 was caused primarily by a customer delaying purchases of products, by the Company's decision to curtail operations in the U.K. and Japan and, to a lesser degree, by reductions in conditioning time for mature generations of microprocessors which created short-term excess conditioning capacity. These factors resulted in a significant decrease in backlog in 1994, and, subsequently, a decline in revenues for the first half of 1995. During this time period, Reliability continued to invest in research and development and introduced the CRITERIA 18-HD, INTERSECT 2000 and RK-94 specifically for the purpose of conditioning and testing the new and anticipated future generations of DRAMs and micrologic devices. For the nine months ended September 30, 1995, orders for these and other Company products and services increased over 200% to $33.2 million compared to $16.1 million for the same period in 1994. These orders have increased the Company's backlog at September 30, 1995, to an all time high of $15.4 million.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of revenues represented by items reflected in the Company's Consolidated Statements of Operations.

                                                                  NINE MONTHS
                                                                     ENDED
                                              YEARS ENDED          SEPTEMBER
                                             DECEMBER 31,             30,
                                           --------------------   -------------
                                           1992    1993   1994    1994    1995
                                           -----   -----  -----   -----   -----
Revenues.................................. 100.0 % 100.0% 100.0 % 100.0 % 100.0%
Cost of sales.............................  57.7    57.0   54.4    53.2    50.3
                                           -----   -----  -----   -----   -----
  Gross profit............................  42.3    43.0   45.6    46.8    49.7
                                           -----   -----  -----   -----   -----
Operating expenses:
  Marketing, general and administrative...  37.6    29.5   30.1    28.9    27.8
  Research and development................   8.4     3.3    4.5     4.0     8.2
  Provision for restructuring.............   4.4     1.1     --      --      --
                                           -----   -----  -----   -----   -----
    Total operating expenses..............  50.4    33.9   34.6    32.9    36.0
                                           -----   -----  -----   -----   -----
Operating income (loss)...................  (8.1)    9.1   11.0    13.9    13.7
Interest (income) expense, net............   0.4     0.2   (0.7)   (0.4)    0.2
                                           -----   -----  -----   -----   -----
Income (loss) before income taxes.........  (8.5)    8.9   11.7    14.3    13.5
Provision (benefit) for income taxes......  (0.1)    0.2    0.4     0.5     4.3
                                           -----   -----  -----   -----   -----
Net income (loss).........................  (8.4)%   8.7%  11.3 %  13.8 %   9.2%
                                           =====   =====  =====   =====   =====

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1994.

  Revenues. Revenues for the first nine months of 1995 were $21.1 million, compared to $19.0 million for the same period in 1994. Conditioning Products and Services revenues for the 1995 period increased $1.4 million and $1.5 million, respectively, while Power Sources revenues decreased $0.8 million.

  Demand for conditioning products increased significantly during the first nine months of 1995, resulting in an increase in backlog in this segment from $2.6 million at December 31, 1994, to $13.2 million at September 30, 1995. Revenues from the sale of loader and unloader products increased 113% due to volume increases, while INTERSECT revenues increased 19% and CRITERIA revenues increased 2%. Demand for conditioning products decreased during 1994, resulting in a significant decrease in backlog. Due to the lag time between order entry and shipment, the 1994 decrease in backlog contributed to a significant decline in revenues from the sale of INTERSECT products and a small decrease in revenues from the sale of burn-in products during the first half of 1995. However, the increase in backlog in 1995 resulted in a sharp increase in revenues in the third quarter. Revenues for the 1995 nine-month period increased for all product lines in this segment as a result of customer orders for equipment to process new generations of memory and micrologic devices.

  Revenues in the Services segment for the first nine months of 1995 were $7.4 million, an increase of 25% over the same period in 1994. Revenues increased at both of the Company's services facilities. Revenue increases for this segment were caused by the processing of increased volumes of 4 Meg and 16 Meg DRAMs and by the sale of burn-in boards to support product mix changes.

  Revenues in the Power Sources segment were $3.5 million for the first nine months of 1995, reflecting an 18% decrease from the same period of 1994. This decrease was the result of a low backlog at December 31, 1994, caused by reduced unit volumes and unit prices of the Company's LAN-PAC products.

  Costs and Expenses. Total costs and expenses for the first nine months of 1995 increased to $18.2 million, up $1.8 million from the same period in 1994, while revenues increased $2.1 million.

  The increase in gross profit percentage from 47% in the 1994 period to 50% in the 1995 period was attributable to the Conditioning Products segment and was caused by volume increases, costs increasing at a rate lower than the revenue increase, product mix changes and stringent expense controls. The gross profit percentage in the Services segment decreased slightly while the gross profit percentage in the Power Sources segment decreased because of volume and unit price reductions, without a corresponding reduction in manufacturing overhead.

  Marketing, general and administrative expenses for the first nine months of 1995 increased only $0.4 million over the 1994 period. This increase is primarily related to the Conditioning Products segment and to a lesser extent to the Services segment and was caused by increases in variable expenses, such as sales commissions, royalties and warranty expenses, and an increase in incentive bonus accruals which are directly related to profitability. This increase in expenses was minimized by strong expense controls, reduced occupancy expense due to the purchase of the Company's Houston facility and a decrease in expenses in the Power Sources segment related to revenue decreases.

  Research and development expenses more than doubled from $0.8 million to $1.7 million in the first nine months of 1995. The increase related to development costs associated with orders for new models of INTERSECT products and, to a lesser degree, CRITERIA products, orders for which are included in the Company's backlog at September 30, 1995. Delivery of these new products began in 1995.

  The change in net interest reflects significant increases in interest expense and interest income. Interest expense increased due to the incurrence of debt associated with the purchase of the Company's Houston, Texas facility. The purchase was consummated in March 1995, but interest on the debt accrued from December 15,

1994. Interest income increased due to an increase in cash available for investment and, to a lesser degree, an increase in interest rates.

  The Company's effective tax rate increased from 3% for the first nine months of 1994 to 32% for the nine months ended September 30, 1995. The significantly lower 1994 rate was principally the result of a $0.4 million tax benefit of a net operating loss carryforward and a higher change in the valuation allowance in 1995.

  Net Income. Income before income taxes was $2.9 million for the nine months ended September 30, 1995, compared to $2.7 million for the 1994 nine-month period. Net income was $2.0 and $2.6 million for the respective periods. As explained above, the 1995 higher tax rate contributed significantly to the decrease in net income.

RESULTS OF OPERATIONS FOR THE THREE YEAR PERIOD ENDED DECEMBER 31, 1994

  Overview. Revenues from products sold by the Company declined during the three-year period ending in 1994. Conditioning Products revenues declined during such period because of reductions in demand. Services revenues increased in 1994 due to increased customer demand for conditioning services. The small decrease in Services revenues in 1993 resulted from revenue reductions at one of the Company's services facilities. Competition in the Power Sources segment resulted in a decrease in unit prices and a decrease in unit volume, contributing to a decline in total revenues.

  Revenues. Revenues decreased 13% in 1994 to $23.4 million, reflecting decreases in the Conditioning Products and Power Sources business segments. In 1993, revenues were $27 million, a decrease of 14% from 1992, reflecting decreases in both the Conditioning Products and Power Sources segments and a small decrease in the Services segment.

  Reductions in demand caused Conditioning Products revenues to decrease 29% in 1994 to $10.1 million after decreasing 16% in 1993 to $14.2 million. The decrease in 1994 was due to a significant decrease in revenues from the sale of INTERSECT products, a decrease in the unit volumes from the sale of older model loader and unloader and CRITERIA products and lower average unit prices. Revenues from the sale of INTERSECT products decreased approximately 5% in 1993 due to a decrease in unit sales prices, resulting from a change in product mix.

  Revenues in the Services segment increased 8% in 1994 to $8 million, after decreasing 3% in 1993. Revenues related to conditioning services increased at both of the Company's services facilities due to volume increases. The 1993 reduction in revenues is attributable to product mix changes and unit price reductions resulting from lower operating costs being passed through to a customer; however, average unit prices increased during the latter part of 1993 due to a shift in product mix. Revenues included in the Services segment from the sale of conditioning products to services customers increased during 1993 due to a change in product mix.

  Revenues in the Power Sources segment decreased 2% in 1994 to $5.3 million, after decreasing 22% to $5.4 million in 1993. The revenue decline in 1994 resulted from the net effects of volume decreases and product mix changes which were partially offset by an increase in the average unit sales price. The product mix changes resulted from changes in demand, including increased demand for certain new products offered by the Company. The decrease in 1993 resulted principally from price competition resulting in average unit sale price and volume decreases.

  Costs and Expenses. Changes in costs and expenses during the three-year period are primarily related to various cost reduction and operational restructuring measures, decreases in revenue levels and changes in research and development expenditures.

  Total costs and expenses decreased $3.4 million in 1994, excluding the 1993 provision for restructuring. Cost of revenues decreased $2.7 million, marketing and general and administrative expenses decreased $0.9 million and research and development expenses increased $0.2 million. The overall reduction in expenses in 1994 related to a decrease in revenues and variable expenses, and to a lesser degree, expense reduction programs and productivity improvements in various operating areas. Total costs and expenses, excluding the provision for restructuring, decreased $8.3 million in 1993, compared to a revenue decline of $4.4 million. The overall decrease in 1993 was attributable to the restructuring of operations, a decline in revenue and variable expenses and stringent expense reduction programs.

  The Company's gross profit, as a percent of revenues, was 46%, 43% and 42% in 1994, 1993 and 1992, respectively. The 1994 gross profit increase was related principally to the Power Sources segment due to cost reductions resulting from productivity improvements, including reductions in scrap and rework cost, among others. In 1994, gross profit in the Conditioning Products segment increased slightly and was unchanged in the Services segment. The modest increase in the Conditioning Products segment resulted from productivity improvements and cost control measures, which offset the negative effect of fixed costs during a period of revenue decline. The 1993 gross profit increase was related to an increase in the Conditioning Products segment, resulting from a decrease in both fixed and variable manufacturing costs, changes in product mix, and a reduction in expenses due to shut-down of the Japanese operation. The small decline in the gross profit in the Services segment was due principally to an increase in revenues from the sale of burn-in boards to Services customers. Gross profit on these burn-in boards is traditionally lower because of price competition. Revenues in the Power Sources segment declined 22% in 1993, but the gross profit in the segment was basically unchanged compared to 1992. Total manufacturing costs declined significantly in the Power Sources segment due to the restructuring of operations and shifting of all production capacity for this segment to Costa Rica.

  Marketing, general and administrative expenses for 1994 decreased $0.9 million, in comparison to a $3.6 million decrease in revenues. A significant portion of the decrease related to the decrease in revenues, while reductions in personnel levels at the Houston facility, for which a restructuring provision was recorded in the first quarter of 1993, accounted for a lesser portion of the decrease. Most elements of expenses were reduced throughout 1993 due to stringent expenses controls which remained in effect in 1994. In addition, expenses decreased in the Conditioning Products segment due to a decline in variable expenses, such as commissions, royalties and installation costs associated with the decrease in INTERSECT burn-in and test product revenues. Marketing, general, and administrative expenses decreased $3.8 million in 1993 in comparison to a $4.4 million decrease in revenues. Expenses were reduced throughout 1993 by stringent expense reduction programs, reductions in personnel levels and discontinuation of operations at two foreign facilities. Approximately 45% of the decrease was due to shut-down of the UK and Japanese operations in late 1992 and consolidation of Power Sources manufacturing in Costa Rica. In addition, expenses in the Conditioning Products segment decreased due to a decline in revenue related expenses, such as sales commissions and warranty and installation costs.

  Research and development expenditures totaled $1.1 million in 1994, compared to $0.9 million and $2.6 million in 1993 and 1992, respectively. A significant portion of expenditures in each of the three years related to development of conditioning and testing products, with a majority of these expenditures being related to development of the INTERSECT and CRITERIA 18 lines of burn-in and test systems. The decrease in 1993 resulted from completion of the INTERSECT 30 development project in 1992. Costs associated with development of products in both the Conditioning Products and Power Sources segments increased in 1994 after declining in 1993.

  In 1993, the Company recorded a net provision for restructuring of operations totaling $0.3 million. The provision was composed of severance pay for U.S. employees who were terminated in March 1993 and a reduction of the 1992 restructuring provision related to downsizing Power Sources production capacity in

Singapore. The Company recorded a $1.4 million provision for restructuring operations in 1992. The provision was composed of $1.0 million for curtailment of operations in Japan, $0.2 million related to closing of the U.K. facility, $0.3 million related to reduction of Power Sources manufacturing capacity in Singapore and a $0.1 million reduction of the 1991 provision for closing of the Irish power sources facility.

  The change in net interest in 1994 reflects a decrease in interest expense and an increase in interest income. Interest expense decreased due to payment of all debt balances in the first quarter of 1994. Interest income increased due to an increase in investable cash balances and an increase in interest rates. Net interest expense decreased significantly in 1993 due to a reduction in debt balances during the last half of 1993. Interest income declined in 1993 due to a decrease in investable cash balances.

  Provision (Benefit) For Income Taxes. The Company had an effective tax rate of 3% in 1994, 2% in 1993, and a negative 2% in 1992. The Company's effective tax rates differed from the U.S. tax rate of 34% due to utilization of deferred tax assets resulting in a change in the deferred tax valuation allowance in 1994 and 1993, tax benefits of net operating loss carry forwards in 1994 and 1992, tax provided on a dividend from a foreign subsidiary in 1992, tax benefits, in 1993, related to expenses incurred in shutting down a foreign subsidiary, and expenses of foreign subsidiaries for which tax benefits were not available in 1992.

  Net Income. The Company reported net income of $2.6 million and $2.4 million in 1994 and 1993, respectively, compared to a net loss of $2.6 million in 1992. Net income was affected in 1993 and 1992 by restructuring charges of $0.3 and $1.4 million. Various factors affected income tax in each of the years as explained above, resulting in the tax benefit in 1992 and tax provisions in 1993 and 1994 being substantially less than the statutory 34% tax rate.

  The overall impact of inflation on operations has been minimal except that the cost of certain raw materials and purchased parts has increased during 1995 at rates somewhat greater than the general inflation rate due to increases in demand.

LIQUIDITY AND CAPITAL RESOURCES

  Management considers cash provided by operations and retained earnings to be the primary sources of capital. The Company maintains lines of credit to supplement these primary sources of capital and has, until recently, leased most of its facilities, reducing the need to expend capital on such items. Changes in the Company's financial condition and liquidity are generally attributable to changes in cash flows from operating activities and levels of capital expenditures.

  The Company's financial condition improved significantly during 1993 and 1994 and has remained strong during 1995. Working capital increased to $9.8 million at September 30, 1995, from $8.8 million at September 30, 1994. The ratio of current assets to current liabilities has declined, but was a very strong 2.8 at September 30, 1995. The Company's current ratio was unusually high at December 31, 1994, due to the Company having approximately $6.0 million in cash which was generated by operations during a period of declining production. Increases in demand for the Company's products and services during the first nine months of 1995 caused a significant increase in the Company's backlog at September 30, 1995, compared to December 31, 1994. The operating effects of the increase in backlog have affected various elements of cash provided by operations. The potential negative effect of low revenue levels during the first six months of 1995 were partially offset by expense controls.

  Net cash used by operating activities for the nine months ended September 30, 1995, was $2.3 million, compared with $3.9 million provided in the first nine months of 1994. The principal items contributing to the cash used in operations in 1995 were increases in accounts receivable and inventories of $4.6 and $3.6 million, respectively, reduced by net income plus depreciation of $2.8 million, and increases in accounts payable, accrued expenses and income taxes payable totalling $3.1 million. The changes are attributable to the increased level of operations at the Company during 1995, resulting from increased demand for products and services sold by the

Company. The 1995 backlog increase has resulted in an increase in revenues during the third quarter of 1995 and a forecasted increase in revenues in the fourth quarter of 1995.

  In the latter part of 1993, the Company used cash flow from operations to pay off all then-existing bank debt . The Company did not need to utilize its principal line of credit during 1994 and allowed this line of credit to expire in November 1994. In July 1995, the Company established a credit facility with a financial institution to provide credit availability of $2.0 million to supplement cash provided by operations. To date, this credit facility has not been utilized. The Company's Singapore subsidiary maintains a small overdraft facility to support the subsidiary's credit commitments. The subsidiary could borrow $0.2 million under the facility at September 30, 1995.

  Capital expenditures during the first nine months of 1995 and 1994 were $4.5 million and $0.5 million, respectively. Expenditures for 1995 include the purchase of the Company's Houston, Texas facility for $3.3 million, resulting in a reduction in the Company's occupancy expenses. The Company currently anticipates that 1995 capital expenditures may exceed $9.0 million, and will include fourth quarter 1995 purchases of land and buildings in Costa Rica and North Carolina for approximately $0.8 million and $2.7 million, respectively. The 1995 capital expenditures are budgeted to include $6.8 million for land and buildings and $2.2 million for equipment. A significant portion of the equipment is required by the Company's services facilities to process increasing volumes of ICs. The land and building purchases will reduce the Costa Rica subsidiary's operating costs and will provide a facility for expansion of the North Carolina services operation. See "Business-- Properties."

  The Company believes its cash and cash equivalent balances, future cash generated from operations, available lines of credit and the proceeds from this offering will be sufficient to meet the cash requirements of the Company, including capital expenditures, for the remainder of 1995 and 1996.

                                   BUSINESS

  Reliability is a leader in designing, manufacturing, marketing and supporting high performance equipment used to condition and test integrated circuits ("Conditioning Products"). The Company also operates service facilities which condition and test integrated circuits for others ("Services") and designs, manufactures and markets a line of DC-DC power converters ("Power Sources"). The Company's strategy for each of these three business segments is to target key customers and other prospects who are market leaders, to provide high-quality products and services, to develop long-term relationships with its customers by investing in specific research and development to meet their needs, and to continuously reduce both the customers' and the Company's costs and time to market. In a globally competitive environment, the Company must offer quality, leading-edge products and services at competitive prices as well as world-wide sales, service, and applications support. The following table sets forth the percentage of the Company's total revenues by business segment:

                                                                    NINE MONTHS
                                                  YEARS ENDED          ENDED
                                                  DECEMBER 31,     SEPTEMBER 30,
                                                 ----------------  ---------------
BUSINESS SEGMENT(/1/)                            1992  1993  1994   1994     1995
---------------------                            ----  ----  ----  ------   ------
Conditioning Products...........................  54%   53%   43%      46%      48%
Services........................................  24    27    34       31       35
Power Sources...................................  22    20    23       23       17
                                                 ---   ---   ---   ------   ------
  Total revenues................................ 100%  100%  100%     100%     100%
                                                 ===   ===   ===   ======   ======

--------
(1) See Note 2 to the Consolidated Financial Statements for further information on business segments.

  The Company's current business was started in 1971 when substantially all of the assets of a testing laboratory owned by Texas Instruments Incorporated were acquired by Reliability, Inc. This company was acquired by and later merged into the Company. The Company's Singapore facility began operations in 1978 and the Company's Costa Rica facility began operations in 1990. The Company was incorporated under the laws of Texas in 1953. For information concerning discontinued operations of the Company, see "--Discontinued Operations."

SEMICONDUCTOR INDUSTRY OVERVIEW

  Under current semiconductor technology and manufacturing processes, manufacturers are unable consistently to produce batches of integrated circuits ("ICs" or "semiconductors") that are completely free of defects which cause the ICs to fail. An IC may be defective at the time it is produced or it may have a latent defect which eventually will cause it to fail. An IC with such a defect will almost always fail during the first 500 to 1,000 hours of normal use. Accordingly, it has become customary to "condition" or "burn-in" ICs (i.e., to subject them, during a relatively short period of time, to controlled stresses which simulate the first several hundred hours of operation) in an effort to identify defects prior to delivery. Such conditioning subjects the ICs to maximum rated temperatures, voltages and electrical signals. Following burn-in, an IC is tested to determined whether it functions as designed.

  As the performance of semiconductors has increased and their physical size and cost per function have decreased, the demand for semiconductors has expanded not only in the computer systems market but also in the markets for telecommunications, automotive products, consumer goods and industrial automation and control. Integrated Circuit Engineering Corporation, an independent industry analyst, estimates that the semiconductor market will increase from $144 billion in 1995 to $331 billion in 2000. Two primary segments of this market are memory, most notably DRAM devices ("DRAMs"), and micrologic devices. In-Stat, an independent industry publication, estimates that sales for DRAMs and micrologic devices will grow at compound annual rates of 34% and 27%, respectively, from 1995 to 1999. To meet this anticipated growth, semiconductor manufacturers are currently making significant investments in capital equipment for new facilities and expansion of capacity at existing facilities.

  Semiconductor manufacturers are constantly seeking ways to conserve capital, enhance quality control and reduce manufacturing costs, including the costs of "back end" processing of ICs (such as burn-in and testing), which involves large investments in research and development, equipment, and floor space. Demand for smaller size, larger memory and higher performance ICs has placed severe demands on equipment manufacturers to tightly control electrical noise, handle large amounts of heat and reduce test times. These industry trends have created in 1995 a strong demand for the Company's conditioning products and services which provide functional testing during the burn-in process and services which permit manufacturers to outsource the "back end" processing.

CONDITIONING PRODUCTS

  The Company has been providing leading technology capital equipment to IC manufacturers and users to burn-in and test ICs since 1980. The Company's burn-in and test products contain sophisticated software systems, most of which are designed and developed by the Company contemporaneously with the related hardware. This segment of the Company's business provided 43% of the Company's revenues in 1994, 87% of which was generated by sales of equipment to Intel Corporation and IBM, two long-standing customers. Through September 30, 1995, the Company had delivered approximately 2,000 burn-in and burn-in and test systems.

  Set forth below is the year of introduction, device capacity, power dissipation and type of semiconductor processed by each of the primary conditioning products that the Company currently offers:

                          YEAR     DEVICE       POWER             PRIMARY
  PRODUCT TYPE         INTRODUCED CAPACITY DISSIPATION(/1/)     APPLICATION
---------------------  ---------- -------- ---------------- -------------------
BURN-IN
  CRITERIA V(/2/).....    1981     10,752         4KW       Micrologic & Memory
  CRITERIA VI(/2/)....    1986     16,128         6KW       Micrologic & Memory
  TITAN...............    1986      6,048       7.5KW         Microcontroller
BURN-IN AND TEST
  CRITERIA 18.........    1991      1,152         7KW         Microprocessors
  INTERSECT 30(/3/)...    1992     19,200         --              Memory
  CRITERIA 18-HD......    1994      1,152        15KW         Microprocessors
  RK-94(/3/)..........    1994      8,064         --              Memory
  INTERSECT
   2000(/3/)..........    1994     15,360         --              Memory

------------
(1) Power/heat dissipation rate in kilowatts.
(2) 4 Meg DRAMs.
(3) 16 Meg DRAMs.

  Burn-in. The Company manufactures burn-in systems marketed under the names CRITERIA V, CRITERIA VI and TITAN. These products can perform most burn-in processes, but they do not test the ICs during burn-in. The original CRITERIA systems were designed for internal use in the Company's service facilities but, since 1974, these systems and their successors have been sold to outside customers. Burn-in systems generally are used on new IC production lines, but may also be added to existing production lines. There are several different models within the product lines, each with a different capacity and burn-in capability. The CRITERIA V and VI models burn-in relatively large numbers of similar ICs at one time. The TITAN burn-in products provide a wide range of flexibility to users with relatively small quantities and multiple types of ICs to be conditioned. The TITAN products are designed primarily for IC users, but may also be used by IC manufacturers. CRITERIA V and VI products are usually purchased by companies that manufacture large volumes of similar ICs, but they are also purchased by companies that independently burn-in and test ICs.

  Burn-in and Test. The Company was one of the first to design, manufacture and market systems that utilized burn-in and test technology within the same product. Historically, such equipment was primarily used as a tool for engineering and quality assurance to qualify and evaluate new designs and diagnose defects and was not an integral part of the manufacturing process. Currently, IC manufacturers are implementing functional testing during burn-in as a part of the manufacturing process. Since 1992, the Company has focused its research and development on equipment and related software that performs functional testing during burn-in of DRAMs and micrologic devices. This focus has led to the development of two major product families--the INTERSECT line for the DRAM market and the CRITERIA 18 line for the micrologic device market. These product families are a key element of the Company's growth strategy for this segment.

  During 1994, Reliability began development of the CRITERIA 18-HD (High Dissipation) burn-in and test system. The CRITERIA 18-HD system provides a cost effective means for functional testing during burn-in of high frequency micrologic devices which dissipate large quantities of heat. Depending on its features, a CRITERIA 18-HD system sells at a price between $100,000 and $400,000. Solid state switching, in conjunction with the Reliability logic controller software system, provides an environment of very low AC electrical noise for testing devices with 25 to 35 micron line widths. The system also offers the ability to dissipate 15 KW of power, which the Company believes is almost double the dissipation offered by competitive systems, in an economically sized system without having to use chilled water as a cooling mechanism. This feature will also allow users to reduce significantly the amount of floor space required when performing burn-in and test of high power micrologic devices. The forecasted increase in demand in for microprocessors and other micrologic devices, which will be driven by the continued high demand for personal computers for the balance of the 1990s, provides substantial growth opportunities for this product.

  The Company manufactures, under the trade name INTERSECT, systems which functionally test DRAMs during burn-in. This represents a difference in the way most DRAMs have historically been tested. Most functional testing is performed serially after the device is conditioned. INTERSECT systems perform parallel functional testing during the burn-in process. The testing currently performed by the INTERSECT system during burn-in has historically been performed by serial testers capable of testing 64 individual DRAMs at a time. Because INTERSECT systems can test up to 3,840 individual DRAMs at a time, and are less expensive than serial testers, testing costs per IC can be reduced 30% to 60%.

  The Company's first INTERSECT system was introduced in 1980. INTERSECT systems are computer controlled for high volume burn-in and testing of memory devices. The Company's INTERSECT systems vary in their burn-in and testing capabilities. The latest generation of INTERSECT products, the INTERSECT 30 ("I-30"), was introduced in 1992. The I-30 is capable of functionally testing 19,200 16 Meg DRAMs during the burn-in process in a single chamber. The Company believes that it provides the highest quality test signal during burn-in that is available in the industry. It is capable of testing MOS, CMOS, Bipolar, ECL and Bi-CMOS DRAMs and SRAMs. This system was developed to exacting standards specified by one of the Company's key customers, and the Company has invested approximately $6.5 million in research and development into this system. However, because of its complexity and quality, the sales price for each I-30 system ranges from $1.3 million to $1.8 million, depending on its configuration and features. The I-30 provided the base upon which the Company has built its other INTERSECT products.

  During 1994, the Company introduced a lower cost version of the I-30 burn-in and test system called the INTERSECT 2000 ("I2000"). The I2000 has the capacity to functionally test 15,360 16 Meg DRAMs during the burn-in process in a single chamber. It has burn-in board compatibility with the I-30 and its test signal quality is almost as high as the I-30. Because of its large processing capacity, the I2000 processes approximately twice the number of DRAMs as similarly priced competitors' products, thereby reducing per-unit processing costs to the user. Depending on its configuration and features, an I2000 unit sells at a price between $500,000 and $700,000.

  Also in 1994, Reliability introduced a burn-in and test system known as RK-94, which is a moderate performance system designed to functionally test 16 and 64 Meg DRAMs during the burn-in process. The RK-94 was developed based upon the I-30 design. It has the capacity to functionally test 8,064 16 Meg DRAMs during the burn-in process in a single chamber, and the Company believes that it provides a better quality test signal during burn-in than any competing product. In addition, it is designed to automate the loading and unloading of burn-in boards. Depending on configuration and features, RK-94 units sell at prices between $350,000 and $450,000.

  The Company has developed a network integrated burn-in and test management software system known as RELNET which enables users of CRITERIA and INTERSECT systems to connect multiple systems to a single host computer. This provides users with a flexible software tool and a convenient central location to monitor system status, track burn-in boards and device lots, schedule equipment maintenance, control and store test profiles, and generate and store burn-in and testing results.

  Burn-in and testing products are designed and manufactured at the Company's Houston, Texas facility, and certain limited manufacturing is also done at the Company's facility in Singapore.

  Ancillary Equipment. The Company also designs, manufactures, markets and supports automatic loaders and unloaders that transfer ICs to and from burn-in boards. The INNOVATION Loader/Unloader family of products is designed to offer flexibility in handling surface mount and dual in-line IC packages. IDEA Automatic Loader and IDEA Automatic Unloader products provide dedicated high-volume throughput for dual in-line and surface mount IC packages.

  During 1994, Reliability completed development of the INNOVATION 2000 which further enhances the INNOVATION Loader/Unloader product line. The INNOVATION 2000 provides additional automation features, such as device and burn-in board handling. These additional features improve productivity by providing continuous and unattended device loading and unloading, allowing one operator to handle multiple machines or operations.

SERVICES

  The Company operates two dedicated service facilities, one in Singapore dedicated to the burn-in of DRAMs primarily for Texas Instruments and one in Durham, North Carolina dedicated to processing (burn-in, final test and other services) DRAMs for Mitsubishi Semiconductor America, Inc. The Services segment accounted for 34% of the Company's revenues in 1994, 97% of which was generated by services provided to Texas Instruments and Mitsibushi, two long-standing customers. The Company believes that outsourcing these types of services to independent providers, such as the Company, is a strategy that is gaining popularity with large volume semiconductor manufacturers as they focus on their core technologies and redeploy their capital accordingly. The Company's growth strategy for this segment includes: processing larger volumes of DRAMs for its existing customers as they increase production, increasing the variety of services the Company performs, and providing additional "top 10" DRAM and micrologic manufacturers with the same cost effective services that the Company offers at its existing service facilities.

  The Company uses CRITERIA systems and burn-in boards to provide burn-in services. The Company currently utilizes serial testing equipment manufactured by other vendors in certain testing procedures. Services are generally sold on a periodically adjusted per-unit-processed basis.

  The establishment or expansion of a service facility requires a large investment of capital. Although capital costs at each facility have historically been shared by the Company and its customers, the Company is primarily responsible for providing the building and equipment required at each service facility in addition to personnel and management. The Company has recently contracted to purchase a building in Durham, North Carolina to house and expand its service facility there.

POWER SOURCES

  The operating components of electronic equipment frequently have varying electrical requirements. Rather than provide electricity to each component separately, specialized devices, called DC-DC converters or power sources, are used to convert direct current voltage into a higher or lower voltage. By using small DC-DC converters, electronic equipment can operate from a single output power supply, yet provide different voltages to different operating components. These DC-DC converters allow designers of electronic equipment to localize power requirements, increase modularity in the product design, and expand equipment features without having to redefine power needs. The Company specializes in the one watt to twenty-five watt DC-DC converter market and designs, manufacturers and markets a wide range of power sources classified into various product series. The Power Sources segment accounted for 23% of the Company's revenues in 1994.

  The Company introduced its initial power sources product series, the V-PAC, in 1972. The V-PAC is a DC-DC converter compatible with electronic equipment assembly operations. The Company also manufactures the Z-PAC, which is a high efficiency DC-DC power source; the S-PAC, a smaller one watt unit which is similar to the V-PAC; the TELECOM-PAC, which is a power source designed for the telecommunications industry; the LAN-PAC, a power source designed to operate with Local Area Network computer applications; and the ISDN-PAC for integrated voice, video and data transmission applications.

  In 1995, the Company continued to develop the use of surface mount technology in the process of manufacturing power source products. Surface mount technology removes the human element from certain manufacturing processes, thereby enhancing the reliability of the power sources. The technology also enables products to be assembled in smaller packages and therefore provides higher power output from smaller units. In 1994, the Company introduced a new series of wide input range 10 to 25 watt DC-DC converters, which increased the number of higher wattage units in the product line.

  The Company's Power Sources segment is focusing on specialized needs within the telecommunications and computer industries and intends to capitalize on its long-standing relationships with five large original equipment manufacturers, as well as its substantial distributor network in the U.S. and Europe. The Company expects that as the telecommunications, computer and other industries increasingly adopt lower voltage components that operate at different voltages within the same system, the demand for DC-DC converters which can accommodate these divergent demands will increase. The Company's growth strategy is to concentrate engineering resources on developing specialized DC-DC converters for key customers and then make these products available to the general market through its distribution network.

  The Company's power sources are designed at the Company's Houston, Texas facility and manufactured in the Company's Costa Rica facility.

BACKLOG

  The following table sets forth the Company's backlog for each of its segments at the dates indicated:

                                                           AT SEPTEMBER 30,
                                                      --------------------------
   BUSINESS SEGMENT                                       1994         1995
   ----------------                                   ------------ -------------
                                                      (IN THOUSANDS, UNAUDITED)
   Conditioning Products.............................       $1,089       $13,191
   Services..........................................          601         1,012
   Power Sources.....................................          690         1,222
                                                      ------------ -------------
     Total...........................................       $2,380       $15,425
                                                      ============ =============

  Backlog for sales of conditioning products and power sources represents orders for delivery within twelve months from the date on which backlog is reported. Backlog for services represents orders for services where the ICs to be conditioned have been delivered to the Company and orders for conditioning products that are directly related to providing services to customers. The Company believes its backlog as of September 30, 1995, is firm, although portions of the backlog are not subject to legally binding agreements.

COMPETITION

  The markets for the Company's products and services are subject to intense competition. The Company's primary competitors in the Conditioning Products segment are other independent manufacturers of similar systems and manufacturers of ICs who design their own equipment. The primary methods of competition in this segment are quality, service, delivery, price, and product features. The Company believes that its service after the sale, including its ability to provide installation, maintenance service, and spare parts, enhances its competitiveness.

  The primary areas of competition for the Company's Services segment are price, service level and geographic location. The Singapore test facility provides services to a major IC manufacturer in Singapore and to companies in southeast Asia that manufacture and use ICs, and the Durham test facility provides services to a major IC manufacturer in North Carolina.

  The world market for power sources is divided into the merchant and the captive markets. There are less than one thousand competitors in the merchant market of the power source manufacturing business, most of which target a particular application for their business. The Company believes there are approximately twenty significant competitors whose products compete directly with those of the Company in its U.S. and foreign markets. Competition in the Power Sources segment is based primarily on the specific features of the power sources, price and quality.

RESEARCH AND DEVELOPMENT

  The semiconductor industry's demand for increasingly complex and sophisticated equipment requires the Company to continuously develop new products and services and to review and modify its existing products and services to adapt to technology changes in the industry. The Company also focuses on the development of peripheral equipment and options for its CRITERIA, INTERSECT and other product lines. In 1992, 1993, 1994 and for the nine months ended September 30, 1995, the Company spent $2.6 million, $0.9 million, $1.0 million, and $1.7 million respectively, on research and development activities. During 1992, substantially all of the Company's research and development resources were devoted to the I-30 project and other conditioning products. The Company completed development of the I-30 in 1992. Other developmental projects, which are primarily related to the Conditioning Products segment, are on-going.

INTELLECTUAL PROPERTY

  The Company believes that the rapidly changing technology in the electronics industry makes the Company's future success dependent more on the quality of its products, services and performance, the technical skills of its personnel, and its ability to adapt to the changing technological environment than upon the protection of any proprietary rights. The Company has patents and/or pending patent applications in the United States and certain other countries which cover key components of conditioning and testing products and ancillary equipment.

  The Company considers its patents for the EX-SERT backplane system to be material. These patents cover the use of a cavity at the rear wall of the burn-in chamber to isolate power and signal connectors from the harsh environment of the burn-in chamber. In many burn-in systems the power and signal connectors are subjected to intense heat generated within the burn-in chamber, resulting in shortened connector life. The connection assembly disclosed in the patents reduces connector maintenance problems, increases the life of the components and reduces equipment down time. The United States patent was granted in February 1983, and the Japanese patent was granted in 1986.

  The Company also considers its patents relating to a method of IC extraction during the process of unloading burn-in boards and a floating head mechanism used in the loading and unloading of ICs onto burn-in boards to be significant. These patents were granted in 1984 and 1988, respectively. A patent with respect to the floating head mechanism was granted in Europe in 1994, designating France, Germany and the United Kingdom, and an application for a Japanese patent with respect to such technology is pending.

  The Company has certain trademarks which are registered with the U.S. Patent & Trademark Office for use in connection with its products and services, including "ri (and design)," "RELIABILITY," "CRITERIA," "V-PAC," "Z-PAC," "INNOVATION," and "TELECOM-PAC." In addition, the Company uses certain other trade names which are not presently registered, including "TITAN," "INTERSECT," "RELNET," "EX-SERT," "UNLOADER," "S-PAC," "LAN-PAC," "ISDN-PAC," "RK-94," "SERIES 1000," "CRITERIA 18-HD" and others not listed here which are used less frequently. The Company relies on copyrights and trade secrets to protect its computer software.

  The Company has in the past and will in the future take appropriate action to protect all of its patents, copyrights, trade secrets and trademarks as well as its other proprietary rights.

RAW MATERIALS AND INVENTORY

  The Company's products are designed by its engineers and are manufactured, assembled, and tested at its facilities in Houston, Texas, San Jose, Costa Rica, and to a limited degree in Singapore. The Company's products utilize certain parts which it manufactures and components purchased from others. In most cases, the Company is not a significant purchaser of raw materials from its suppliers and therefore has little control over either the availability or pricing of component parts for conditioning products or power sources. Certain metal fabrications and subassembly functions are performed by others for the Company. The Company maintains an inventory of components and parts for its manufacturing activities. There are many sources for most of the raw materials needed for the Company's manufacturing activities, although a few components come from sole sources. The Company has not experienced any significant inability to obtain components or parts, but does experience occasional delays in receiving certain items.

EMPLOYEES

  On September 30, 1995, the Company had 465 employees, of which 60 were contract employees. Continued growth of the Company is dependent upon the Company's ability to attract and retain its technical staff and skilled employees. During recent years, the Company has experienced a relatively low turnover rate among its U.S. employees. Due to the low unemployment rates in Singapore and Costa Rica, turnover at Company facilities in these countries has been high. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

PROPERTIES

  The executive offices, manufacturing and research and development facilities for conditioning products of the Company are located in a 131,000 square foot facility on a seven acre tract of land in Park 10, an office and industrial park on Interstate Highway 10 located on the west side of Houston, Texas. The property is subject to a mortgage lien to finance its purchase price. The Company leased this property until March 1995, when it purchased the property. The Company occupies 99,000 square feet in the facility and has since 1994 subleased the remaining 32,000 square feet.

  A subsidiary of the Company occupies 18,200 square feet of leased space in Singapore. The Singapore facility provides conditioning services and manufactures burn-in boards. The Durham service facility is located in 15,300 square feet of leased space. The Company has entered into a contract to purchase 43,500 square feet of space in Durham for its North Carolina service facility. In October 1995, a subsidiary of the Company purchased 18,900 square feet of space in a free trade zone in San Jose, Costa Rica. The plant in Costa Rica manufactures and sells power sources. The Company believes that these facilities are adequate for its current needs and that additional space will be available as needed. See Note 7 to the Company's Consolidated Financial Statements.

LITIGATION

  The Company currently is not a party to any material litigation.

DISCONTINUED OPERATIONS

  A subsidiary of the Company began manufacturing power sources in Ireland in 1974 and continued such operations until 1991, when the Company permanently closed the facility. The Company formed a subsidiary in England in 1984 to serve as a sales representative and product demonstration facility in Europe. From 1988 to 1990, such subsidiary also manufactured conditioning systems. In 1992, this subsidiary ceased operations. The Company formed a U.S. Virgin Islands subsidiary in 1984 to act as a foreign sales corporation and it ceased operations on December 31, 1992. The Company also formed a subsidiary located in Tokyo, Japan, in 1987 to serve as a sales and technology center. Operations at the Japanese subsidiary were discontinued during 1993.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The directors and executive officers of the Company are identified below:

NAME                     AGE POSITION WITH THE COMPANY
----                     --- -----------------------------------------------------------------------
Larry L. Edwards........  54 Chairman of the Board, President and Chief Executive Officer
Max T. Langley..........  49 Senior Vice President, Chief Financial Officer, Secretary and Treasurer
J. E. Johnson...........  50 Vice President--Systems Division
James M. Harwell........  41 Vice President--Site Services
Robert W. Hildenbrand,    47 Vice President--Power Sources Division
 Jr.....................
Paul E. Nesrsta.........  39 Vice President--Equipment Marketing
A. C. Lederer, Jr.*.....  82 Director
W. L. Hampton...........  67 Director
Everett Hanlon..........  65 Director
John R. Howard*.........  62 Director
Thomas L. Langford......  54 Director

--------
* A. C. Lederer, Jr.'s wife is John R. Howard's sister. There is no other family relationship among the persons named in this table.

  It is anticipated that at the Company's next annual meeting of stockholders in April 1996, Mr. Hampton will not stand for re-election and an additional director, who is not an officer or employee of the Company, will be elected to fill the resulting vacancy. Directors are elected for one-year terms.

  MR. EDWARDS has been President and Chief Executive Officer of the Company since 1993 and has been a Director and Chairman of the Board of Directors since October 1995. From April 1990 to March 1993, he served as President and Chief Operating Officer of the Company. Mr. Edwards joined the Company in 1977 as Manager of Engineering, Planning and Manufacturing Systems, and subsequently held the positions of Vice President--Operations, Corporate Vice President--Systems, and Executive Vice President--Systems. Mr. Edwards was previously employed by the Digital Systems Group and the Semiconductor Group of Texas Instruments in various purchasing and material control positions, and was a supervisor of major projects for the Mandrell Division of Geosource, Inc.

  MR. LANGLEY has been Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since 1984. Mr. Langley joined the Company in 1976 as Controller and subsequently held the position of Vice President--Finance. Mr. Langley is a Certified Public Accountant and worked as an auditor with Touche Ross and Co. prior to joining the Company. Prior to joining Touche Ross and Co., Mr. Langley was Controller of Randall Corporation, an engineering and manufacturing company.

  MR. JOHNSON has been Vice President--Systems Division since 1984. Mr. Johnson joined the Company in May 1978 as Senior Design Engineer, and subsequently held the positions of Project Manager and Division Manager. Prior to joining the Company, he was employed by Seiscom Delta as a manufacturing manager, and by Texas Instruments as a Test Engineer.

  MR. HARWELL has been Vice President--Site Services since 1993. Mr. Harwell joined the Company in 1979 as a Production Planner, and subsequently held the positions of Managing Director (Ireland), Managing Director (England), Manufacturing Manager and Division Manager. Prior to joining the Company, he was employed by Gray Tool Company as a Master Scheduler.

  MR. HILDENBRAND has been Vice President--Power Sources Division since October 1984. He joined the Company in 1978 as a Production Coordinator and subsequently held the positions of Acting Operations Manager--Power Products, Manager--Power Products, Managing Director (Ireland), and Manager--World

Wide Power Products Division. Prior to joining the Company, Mr. Hildenbrand was employed by Cameron Iron Works, Inc. as a Master Scheduler.

  MR. NESRSTA has been Vice President--Equipment Marketing since 1993. He joined the Company in 1981 as a Product Marketing Engineer and subsequently held the positions of Eastern Regional Systems Sales Manager and Manager, Burn-in Test Systems. Prior to joining the Company, he was employed by Tejas Controls as a Sales/Application Engineer.

  MR. LEDERER has been a Director of the Company since 1970 and was Chairman of the Board of Directors of the Company from March 1993 until October 1995. Mr. Lederer's principal occupation has been that of an investor for more than the last five years. Mr. Lederer was Chairman of the Board and President of S.I.P., Inc. from 1958 until his retirement.

  MR. HAMPTON has been a Director of the Company since 1984. Mr. Hampton joined S.I.P. Inc. in 1959 as a Project Engineer and held the positions of Project Manager and Vice President-Manager of Engineering until 1980 when he joined S.I.P. Engineering, Inc., the parent company of S.I.P., Inc. From 1984 until his retirement in 1993, Mr. Hampton was President of S.I.P. Engineering, Inc.

  MR. HANLON has been a Director of the Company since 1974. Mr. Hanlon was President and Chief Executive Officer of the Company from 1974 to 1990 and Chairman of the Board and Chief Executive Officer of the Company from 1990 to 1993. Mr. Hanlon was previously employed by Texas Instruments, where he held various positions of increasing responsibility with their Digital Systems Division, including Design Engineer, Test Systems Marketing Manager, and Manager of International Operations. Prior to its acquisition by the Company, he was given responsibility to plan, organize, and operate the Testing Service Division of TI Supply Company, the distribution arm of Texas Instruments. In 1971, a company of which Mr. Hanlon was President purchased this operation and in 1974 such company was acquired by the Company.

  MR. HOWARD has been a Director of the Company since 1970. He is and has been for more than five years an attorney in private practice. He also serves as a Director for Atec, Inc., Coastline Exploration, Inc. and Entron Computer Corporation.

  MR. LANGFORD has been a Director of the Company since 1980. He has been President of The Parsons Corporation since September 1991. From May 1989 to September 1991, Mr. Langford was Executive Vice President and Chief Financial Officer of The Parsons Corporation.

  The members of the Company's Compensation Committee are W. L. Hampton and A.
C. Lederer, Jr., neither of whom are or have been officers or employees of the Company. The Compensation Committee met two times during 1994 and both members attended both meetings. The Company's Audit Committee, composed of Messrs. Howard and Langford, met two times during 1994 and both members attended both meetings. The Audit Committee reviews and approves all services to be performed by the independent accountants and the fees therefor, consults with the independent accountants and management with respect to internal controls and other financial matters, and reviews the results of the year-end audit and other reports of the independent accountants.

COMPENSATION OF DIRECTORS

  Non-employee directors are paid a fee of $1,000 per month and do not receive any other salary or compensation. Mr. Langford, who does not reside in Houston, Texas, has waived his fee, but is reimbursed for expenses in attending meetings.

EXECUTIVE COMPENSATION

  The following table provides information as to the compensation paid by the Company and its subsidiaries, during the years ended December 31, 1994, 1993 and 1992, to the chief executive officer and the four other highest paid executive officers and directors whose total salary and bonus exceeded $100,000 in the year ended December 31, 1994.

                          SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION
                                   --------------------------------
                                                       OTHER ANNUAL  ALL OTHER
                                        SALARY  BONUS  COMPENSATION COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR   ($)    ($)       ($)         ($)(1)
---------------------------        ---- ------- ------ ------------ ------------
Larry L. Edwards.................. 1994 127,506 72,219       0         3,825
 Chairman, President and Chief     1993 109,850 34,449       0         3,296
 Executive Officer                 1992 107,775      0       0         2,738
Max T. Langley.................... 1994  92,712 34,461       0         2,781
 Senior Vice President,            1993  85,196 17,533       0         2,556
 Chief Financial Officer,          1992  86,819      0       0         2,206
 Secretary and Treasurer
J. E. Johnson..................... 1994  91,140 26,259       0         2,734
 Vice President                    1993  84,220 17,332       0         2,527
                                   1992  85,837 37,073       0         2,181
James M. Harwell.................. 1994  79,056 29,785       0         2,372
 Vice President                    1993  69,928 18,503       0           884
                                   1992  67,848      0       0           678
Robert W. Hildenbrand, Jr......... 1994  84,300 23,363       0         2,529
 Vice President                    1993  78,324  2,015       0         2,350
                                   1992  79,825      0       0         2,028

--------
(1) Amounts shown in this column represent the Company's matching and annual contributions to the Employee Stock Savings Plan.

  Other than the Employee Stock Savings Plan (the "Plan"), the Company has no long-term compensation plans, awards or arrangements. All U.S. employees of the Company who have completed one year of service are covered by the Plan. The Plan allows an employee to contribute up to 15% of defined compensation to the Plan. Contributions to the Plan by executive officers have been limited (6% in 1994 and 5% in 1993) by provisions of the Internal Revenue Code. The Company contributes a matching amount to the Plan equal to 50% of the employee's contribution, to a maximum of 2%, for employees who contribute 2% or more. The Company also contributes, as a voluntary contribution, an amount equal to 1% of the defined compensation of all covered employees. The Company has no stock appreciation rights or option plans and grants no options or stock rights. The Company has no long-term incentive plan, defined benefit or actuarial plan, employment contracts or termination of employment or change in control agreements with any executive officer.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of shares of Common Stock prior to the offering made hereby and as adjusted to reflect the sale of the shares by the Company and the Selling Stockholder, by: (i) the Selling Stockholder; (ii) all persons known by the Company to be the beneficial owners of 5% or more of the outstanding shares of Common Stock; (iii) each director; (iv) each of the executive officers named in the Summary Compensation Table; and (v) all executive officers and directors of the Company as a group. Information set forth in the table with respect to beneficial ownership of Common Stock has been obtained from filings made by the named beneficial owners with the Securities and Exchange Commission ("SEC") or, in the case of executive officers and directors of the Company, has been provided to the Company by such individuals. The following assumes that the Underwriters' over-allotment option will not be exercised.

                            COMMON STOCK OWNED               COMMON STOCK OWNED
                          PRIOR TO OFFERING(/1/)             AFTER THE OFFERING
                         -------------------------  SHARES   ------------------
                                          PERCENT    BEING   NUMBER OF PERCENT
    NAME AND ADDRESS     NUMBER OF SHARES OF CLASS  OFFERED   SHARES   OF CLASS
    ----------------     ---------------- -------- --------- --------- --------
S.I.P., Inc.(/2/).......    1,270,221      29.94%  1,000,000  270,221    5.15%
 P. O. Box 34311
 Houston, Texas 77234
Fidelity Low-Priced
 Stock Fund(/3/)........      250,500       5.90      --      250,500    4.78
 82 Devonshire Street
 Boston, Massachusetts
 02109
W. L. Hampton(/2/)......            0          *      --            0       *
Everett Hanlon..........       29,969          *      --       29,969       *
John R. Howard..........          200          *      --          200       *
Thomas L. Lang-
 ford(/2/)..............            0          *      --            0       *
A. C. Lederer,
 Jr.(/2/)...............        7,500          *      --        7,500       *
Larry L. Edwards........       76,566       1.80      --       76,566    1.46
Max T. Langley..........       21,894          *      --       21,894       *
J. E. Johnson...........        9,573          *      --        9,573       *
James M. Harwell........        8,321          *      --        8,321       *
Robert W. Hildenbrand,
 Jr.....................        8,729          *      --        8,729       *
Paul E. Nesrsta.........        5,605          *      --        5,605       *
All executive officers
 and directors as a
 group (eleven per-
 sons)..................      168,357       3.98%     --      168,357    3.21%

--------
*  Less than one percent.
(1) Each person has the sole power to vote and dispose of the shares shown except that (i) Mr. Edwards has shared power with his spouse to vote and dispose of 56,850 shares and (ii) 19,716, 11,794, 9,473, 8,321, 8,729,
    5,605 and 63,638 shares have been allocated to Messrs. Edwards, Langley, Johnson, Harwell, Hildebrand, Nesrsta and all executive officers and directors as a group, respectively, through their participation in the Company's Employee Stock Savings Plan (the "Plan"), according to the latest statement for the Plan, which is as of September 30, 1995. Employees have the power to vote all shares held in the Plan, but have the power to direct the sale of only a limited number of the shares, if any.
(2) S.I.P., Inc. ("the Selling Stockholder"), a Houston-based construction company, is a wholly owned second tier subsidiary of The Parsons Corporation, which may be deemed to own beneficially the shares of Common Stock owned by the Selling Stockholder. The Company has been advised that the Selling Stockholder may be deemed to have shared power to vote and dispose of the shares owned by it. In the event the Underwriters' over-allotment option is exercised in full, the Selling Stockholder will not own any shares of Common Stock following the offering. Mr. Langford is President of The Parsons Corporation, Mr. Hampton previously served as President of S.I.P. Engineering, Inc., a subsidiary of The Parsons Corporation, and Mr. Lederer previously served as President of S.I.P., Inc., a subsidiary of S.I.P. Engineering, Inc. See "Management."
(3) According to a Schedule 13G filed by FMR Corp., Edward C. Johnson, III and Abigail P. Johnson each own approximately 25% of the stock of FMR Corp., which controls Fidelity Management & Research Company ("Fidelity"), the investment advisor to the Fidelity Low-Priced Stock Fund ("Fund"). The Johnsons, among with other members of the Johnson family, constitute a group controlling FMR Corp., and thus indirectly control Fidelity, and have shared power with the board of trustees of the Fund to direct the disposition and to vote the shares held by the Fund.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, without par value. As of September 30, 1995, 4,242,848 shares of Common Stock were issued and outstanding.

  Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of the Company. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of the Company. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. KeyCorp Shareholder Services, Inc. is transfer agent and registrar for the Common Stock.

  The Company's Articles of Incorporation provide that, to the fullest extent permitted by the Texas Business Corporation Act, a director or former director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, the Company will have 5,242,848 shares of Common Stock outstanding. All such shares will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an Affiliate of the Company (as that term is defined in Rule 144 under the Securities Act). Shares held by Affiliates may be sold in the open market subject to the applicable requirements of Rule 144 described below.

  In general, under Rule 144 as currently in effect, an Affiliate is entitled to sell within any three-month period a number of unrestricted shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock or (ii) the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, the availability of current public information about the Company and certain other limitations and restrictions.

  After the offering, sales of substantial amounts of Common Stock by existing stockholders could have an adverse impact on the market price of the Common Stock. No predictions can be made as to the effect, if any, that market sales of shares by existing stockholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to the Underwriters named below (the "Underwriters"), for whom Southcoast Capital Corporation and Josephthal Lyon & Ross Incorporated are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase, the number of shares of Common Stock set forth opposite their respective names in the table below, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus:

                                                                      NUMBER OF
           UNDERWRITERS                                                SHARES
           ------------                                               ---------
   Southcoast Capital Corporation....................................
   Josephthal Lyon & Ross Incorporated...............................
                                                                      ---------
     Total........................................................... 2,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of Common Stock is subject to certain conditions. The Underwriters are committed to purchase all of the shares of Common Stock (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may re-allow, a
discount not in excess of $   per share to certain other dealers. After the
offering of the Common Stock, the public offering price, the concession and the re-allowance may be changed by the Representatives.

  The Selling Stockholder and the Company have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock (with up to 270,221 shares to be purchased first from the Selling Stockholder and the remaining shares to be purchased from the Company) at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock.

  The Company, its officers and directors and the Selling Stockholder have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of Southcoast Capital Corporation.

  Certain of the Underwriters and selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities reported on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A each Underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the Registration Statement of which this Prospectus is a part under the Securities Act of 1933, as amended (the "Securities Act") pertaining to the security to be distributed.

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the offering of the Common Stock, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Butler & Binion, L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Locke Purnell Rain Harrell (A Professional Corporation), Dallas and Austin, Texas and for the Selling Stockholder by Butler & Binion, L.L.P.

                                    EXPERTS

  The consolidated historical financial statements of Reliability Incorporated at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. Reports, proxy and information statements and other information filed by the Company with the SEC pursuant to the informational requirements of the Exchange Act may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the following Regional Offices of the SEC: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. Trading of the Common Stock is reported on the Nasdaq National Market. The Company's registration statements, reports, proxy and information statements, and other information may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  This Prospectus constitutes a part of a Registration Statement on Form S-1 filed by the Company with the SEC under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      PAGE NO.
                                                                      --------
Report of independent auditors.......................................   F-2
Consolidated balance sheets as of December 31, 1993, 1994, and
 unaudited September 30, 1995........................................   F-3
Consolidated statements of operations for the years ended December
 31, 1992, 1993 and 1994 and for the unaudited nine months ended
 September 30, 1994 and 1995.........................................   F-4
Consolidated statements of cash flows for the years ended December
 31, 1992, 1993 and 1994 and for the unaudited nine months ended
 September 30, 1994 and 1995.........................................   F-5
Consolidated statements of stockholders' equity for the years ended
 December 31, 1992, 1993 and 1994 and for the unaudited nine months
 ended September 30, 1994 and 1995...................................   F-6
Notes to consolidated financial statements...........................   F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders Reliability Incorporated

  We have audited the accompanying consolidated balance sheets of Reliability Incorporated as of December 31, 1994 and 1993, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliability Incorporated at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Houston, Texas
February 10, 1995

                            RELIABILITY INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                DECEMBER 31,
                                               --------------- SEPTEMBER 30,
                                                1993    1994       1995
                                               ------- ------- -------------
                                                                (UNAUDITED)
                                  ASSETS
Current assets:
  Cash and cash equivalents..................  $ 2,882 $ 6,019    $ 1,879
  Accounts receivable (Note 3)...............    3,074   2,502      7,116
  Inventories (Note 3).......................    2,356   2,099      5,525
  Deferred tax assets (Note 5)...............      --      221        487
  Other current assets.......................      314     398        381
                                               ------- -------    -------
    Total current assets.....................    8,626  11,239     15,388
Property, plant and equipment, at cost (Notes
 3 and 10):
  Machinery and equipment....................   11,994  11,247     12,372
  Building and improvements..................    2,543   2,596      5,740
  Land.......................................      --      --         230
                                               ------- -------    -------
                                                14,537  13,843     18,342
    Less accumulated depreciation............   12,280  11,918     12,868
                                               ------- -------    -------
                                                 2,257   1,925      5,474
Other assets.................................      135     120         69
                                               ------- -------    -------
                                               $11,018 $13,284    $20,931
                                               ======= =======    =======
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................  $   524 $   369    $ 1,914
  Accrued liabilities (Note 8)...............    2,016   1,999      2,865
  Current maturities on long-term debt (Notes
   3 and 10).................................       58     --          91
  Income taxes payable (Note 5)..............       18      17        685
  Liability for restructuring (Note 6).......      164     --         --
                                               ------- -------    -------
    Total current liabilities................    2,780   2,385      5,555
Long-term debt (Note 10).....................      --      --       2,506
Deferred tax liabilities (Note 5)............      124     140        140
Commitments and contingencies (Notes 7 and
 10).........................................      --      --         --
Stockholders' equity (Note 4):
  Common stock, without par value; 20,000,000
   shares authorized; 4,242,848 shares
   issued....................................    5,926   5,926      5,926
  Retained earnings..........................    2,188   4,833      6,804
                                               ------- -------    -------
    Total stockholders' equity...............    8,114  10,759     12,730
                                               ------- -------    -------
                                               $11,018 $13,284    $20,931
                                               ======= =======    =======

                            See accompanying notes.

                            RELIABILITY INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              NINE MONTHS
                              YEARS ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                             ---------------------------  --------------------
                               1992      1993     1994      1994       1995
                             --------  -------- --------  ---------  ---------
                                                              (UNAUDITED)
Revenues:
  Product sales............. $ 23,834  $ 19,651 $ 15,470  $  13,114  $  13,738
  Services..................    7,579     7,371    7,957      5,932      7,408
                             --------  -------- --------  ---------  ---------
                               31,413    27,022   23,427     19,046     21,146
Costs and expenses:
  Cost of product sales.....   13,759    10,986    7,964      6,662      6,149
  Cost of services..........    4,376     4,419    4,773      3,479      4,479
  Marketing, general and
   administrative...........   11,813     7,975    7,056      5,504      5,876
  Research and development..    2,639       889    1,054        755      1,725
  Provision for
   restructuring (Note 6)...    1,392       288      --         --         --
                             --------  -------- --------  ---------  ---------
                               33,979    24,557   20,847     16,400     18,229
                             --------  -------- --------  ---------  ---------
Operating income (loss).....   (2,566)    2,465    2,580      2,646      2,917
Interest (income) expense,
 net (Note 3)...............      125        43     (154)       (75)        37
                             --------  -------- --------  ---------  ---------
Income (loss) before income
 taxes......................   (2,691)    2,422    2,734      2,721      2,880
Provision (benefit) for
 income taxes (Note 5)......      (46)       53       89         93        909
                             --------  -------- --------  ---------  ---------
Net income (loss)........... $ (2,645) $  2,369 $  2,645  $   2,628  $   1,971
                             ========  ======== ========  =========  =========
Net income (loss) per
 share...................... $   (.62) $    .56 $    .62  $     .62  $     .46
                             ========  ======== ========  =========  =========


                            See accompanying notes.

                            RELIABILITY INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          NINE MONTHS
                          YEARS ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                          --------------------------  --------------------
                            1992     1993     1994      1994       1995
                          --------  -------  -------  ---------  ---------
                                                          (UNAUDITED)
Cash flows from
 operating activities:
 Net income (loss)......  $ (2,645) $ 2,369  $ 2,645  $   2,628  $   1,971
 Adjustments to
   reconcile net income
   (loss) to cash
   provided (used) by
   operating activities:
  Depreciation and
   amortization.........     1,761    1,258    1,068        809        875
  Provisions for
   restructuring........     1,392      288      --         --         --
  Change in deferred tax
   assets and
   liabilities..........       (51)      31     (205)      (194)      (266)
  (Gain) loss on
   disposal of fixed
   assets...............       131      352        3         (2)       (21)
  Provision for
   inventory
   obsolescence.........       636      262      180        112        155
  Exchange (gain) loss..        62      (49)     --         --         --
 Increase (decrease) in
  operating cash flows:
  Short-term
   investment...........       100      --       --         --         --
  Accounts receivable...    (1,510)   1,042      572        777     (4,614)
  Inventories...........    (2,066)   3,338       77         58     (3,581)
  Refundable income
   taxes................       120      --       --         --         --
  Other assets..........       354      457     (109)      (171)        59
  Accounts payable......       720   (1,366)    (155)      (157)     1,545
  Accrued liabilities...       274     (978)     (17)       233        866
  Income taxes payable..      (241)     (35)      (1)         3        668
  Liability for
   restructuring........      (491)  (1,744)    (164)      (164)       --
                          --------  -------  -------  ---------  ---------
    Total adjustments...     1,191    2,856    1,249      1,304     (4,314)
                          --------  -------  -------  ---------  ---------
Net cash provided (used)
 by operating
 activities.............    (1,454)   5,225    3,894      3,932     (2,343)
                          --------  -------  -------  ---------  ---------
Cash flows from
 investing activities:
 Expenditures for
  property, plant and
  equipment.............    (1,436)    (492)    (763)      (538)    (4,464)
 Proceeds from sale of
  equipment.............        27       15       61         63         71
                          --------  -------  -------  ---------  ---------
Net cash (used) in
 investing activities...    (1,409)    (477)    (702)      (475)    (4,393)
                          --------  -------  -------  ---------  ---------
Cash flows from
 financing activities:
 Issuance of mortgage
  payable...............       --       --       --         --       2,640
 Borrowings (payments)
  under loan
  agreements............     2,035   (2,457)     --         --         --
 Conversion of note
  payable to long-term
  debt..................       --       393      --         --         --
 Payments on long-term
  debt..................       --      (335)     (58)       (58)       (43)
                          --------  -------  -------  ---------  ---------
Net cash provided (used)
 by financing
 activities.............     2,035   (2,399)     (58)       (58)     2,597
                          --------  -------  -------  ---------  ---------
Effect of exchange rate
 changes on cash........       (36)     171        3         11         (1)
                          --------  -------  -------  ---------  ---------
Net increase (decrease)
 in cash................      (864)   2,520    3,137      3,410     (4,140)
Cash at beginning of
 period.................     1,226      362    2,882      2,882      6,019
                          --------  -------  -------  ---------  ---------
Cash at end of period...  $    362  $ 2,882  $ 6,019  $   6,292  $   1,879
                          ========  =======  =======  =========  =========

                            See accompanying notes.

                            RELIABILITY INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                 (IN THOUSANDS)

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

                                               COMMON STOCK
                                              --------------
                                                             RETAINED
                                                             EARNINGS   TOTAL
                                              SHARES AMOUNT  (DEFICIT)  AMOUNT
                                              ------ ------- --------- --------
Balance at December 31, 1991................. 4,243  $ 5,926  $ 2,464  $  8,390
  Net (loss).................................   --       --    (2,645)   (2,645)
                                              -----  -------  -------  --------
Balance at December 31, 1992................. 4,243    5,926     (181)    5,745
  Net income.................................   --       --     2,369     2,369
                                              -----  -------  -------  --------
Balance at December 31, 1993................. 4,243    5,926    2,188     8,114
  Net income.................................   --       --     2,645     2,645
                                              -----  -------  -------  --------
Balance at December 31, 1994................. 4,243    5,926    4,833    10,759
  Net income.................................   --       --     1,971     1,971
                                              -----  -------  -------  --------
Balance at September 30, 1995................ 4,243  $ 5,926  $ 6,804  $ 12,730
                                              =====  =======  =======  ========




                            See accompanying notes.

                           RELIABILITY INCORPORATED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements for the years ended December 31, 1992 and 1993 have been reclassified to conform to the 1994 presentation.

 UNAUDITED INTERIM FINANCIAL INFORMATION

  The consolidated balance sheet as of September 30, 1995, and the related consolidated statements of operations, cash flows and stockholders' equity for the nine months ended September 30, 1994 and 1995 and related notes (interim financial information) have been prepared by the Company and are unaudited. In the opinion of management, the interim financial information includes all adjustments consisting of only normal recurring adjustments necessary for a fair statement of the results of the interim periods.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the interim financial information. The interim financial information should be read in conjunction with the Company's audited consolidated financial statements appearing herein. The results for the nine months ended September 30, 1994 and 1995, may not be indicative of operating results for the full year.

 CASH EQUIVALENTS

  For the purposes of the statements of cash flows, the Company considers all highly liquid cash investments with maturities of three months or less, when purchased, to be cash equivalents.

 INVENTORIES

  Inventories are stated at the lower of standard cost (which approximates first-in, first-out) or market (replacement cost or net realizable value) and include (in thousands):

                                                                   SEPTEMBER 30,
                                                      1993   1994      1995
                                                     ------ ------ -------------
                                                                    (UNAUDITED)
   Raw materials.................................... $1,702 $1,299    $2,404
   Work-in progress.................................    553    726     2,720
   Finished goods...................................    101     74       401
                                                     ------ ------    ------
                                                     $2,356 $2,099    $5,525
                                                     ====== ======    ======

                           RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)
 PROPERTY, PLANT AND EQUIPMENT

  For financial statement purposes, depreciation is computed principally on the straight-line method using lives from 4 to 10 years for leasehold improvements, 30 years for buildings and the straight-line and double-declining balance methods using lives from 2 to 8 years for machinery and equipment.

 CONCENTRATION OF RISKS

  Financial instruments that potentially subject the Company to concentrations of credit risk consist of accounts receivable and cash equivalents.

  The Company invests primarily in commercial paper, Eurodollars and federal agency securities. The investments are made through high quality financial institutions, and investments are made only in those securities which have been assigned investment ratings in the two most credit-worthy rating categories.

  The Company's revenues are primarily dominated in U.S. dollars and thus the risk of foreign exchange fluctuations is not material.

 INCOME TAXES

  The provision for income taxes includes federal, foreign, and state income taxes. The Company accounts for income taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting amounts and tax basis of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for deductible temporary differences and net operating loss and tax credit carryforwards. Deferred tax expense represents the change in the deferred tax asset or liability balances.

 FOREIGN CURRENCY TRANSLATION

  The financial statements of foreign subsidiaries are translated into U.S. dollar equivalents in accordance with Statement of Financial Accounting Standards No. 52. The Company's primary functional currency is the U.S. dollar. Accordingly, translation adjustments and transaction gains or losses for foreign subsidiaries that use the U.S. dollar as their functional currency are recognized in consolidated income in the year of occurrence. A subsidiary that was dissolved in 1994 used the local currency as its functional currency and translation adjustments were immaterial.

                            RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

2. INFORMATION ON BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

  The Company operates in three industry segments: (1) manufacture of conditioning products which are used in conditioning and testing of integrated circuits; (2) conditioning services which condition and test integrated circuits and (3) manufacture of power sources. Corporate assets are cash investments which are classified as cash equivalents.

  Financial information by industry segment is as follows:

                                                       1992     1993     1994
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
   Revenues from unaffiliated customers:
     Conditioning products........................... $16,840  $14,218  $10,132
     Conditioning services...........................   7,579    7,371    7,957
     Power sources...................................   6,994    5,433    5,338
                                                      -------  -------  -------
                                                      $31,413  $27,022  $23,427
                                                      =======  =======  =======
   Operating income (loss):
     Conditioning products........................... $(1,910) $ 1,892  $   843
     Conditioning services...........................   1,854    1,384    1,525
     Power sources...................................    (849)    (190)     539
     Provision for restructuring of operations:
       Conditioning products.........................  (1,108)    (280)     --
       Power sources.................................    (284)      (8)     --
     General corporate expenses......................    (269)    (333)    (327)
                                                      -------  -------  -------
                                                      $(2,566) $ 2,465  $ 2,580
                                                      =======  =======  =======
   Identifiable assets:
     Conditioning products........................... $ 8,922  $ 5,718  $ 3,301
     Conditioning services...........................   2,634    2,905    2,790
     Power sources...................................   3,077    2,395    1,806
     General corporate assets........................      60      --     5,387
                                                      -------  -------  -------
                                                      $14,693  $11,018  $13,284
                                                      =======  =======  =======
   Depreciation:
     Conditioning products........................... $   627  $   341  $   290
     Conditioning services...........................     762      597      194
     Power sources...................................     336      271      547
                                                      -------  -------  -------
                                                      $ 1,725  $ 1,209  $ 1,031
                                                      =======  =======  =======
   Capital expenditures:
     Conditioning products........................... $   422  $   248  $   127
     Conditioning services...........................     933      191      559
     Power sources...................................      81       53       77
                                                      -------  -------  -------
                                                      $ 1,436  $   492  $   763
                                                      =======  =======  =======

                           RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

  Financial information by geographical area is as follows:

                                                       1992     1993     1994
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
   Revenues from unaffiliated customers:
     United States................................... $23,059  $19,469  $14,567
     Asia and Pacific................................   6,459    4,755    4,122
     Central America.................................   1,895    2,798    4,738
   Intergeographic revenues:
     United States...................................     956      120      129
     Asia and Pacific................................   1,453      408      --
     Central America.................................     935      911      289
     Eliminations....................................  (3,344)  (1,439)    (418)
                                                      -------  -------  -------
                                                      $31,413  $27,022  $23,427
                                                      =======  =======  =======
   Operating income (loss):
     United States................................... $  (198) $ 2,798  $ 2,579
     Asia and Pacific................................    (812)     197      (45)
     Central America.................................     105       95      373
     Provision for restructuring of operations:
       United States.................................     --      (319)     --
       Asia and Pacific..............................  (1,325)      31      --
       Western Europe................................     (67)     --       --
     General corporate expenses......................    (269)    (337)    (327)
                                                      -------  -------  -------
                                                      $(2,566) $ 2,465  $ 2,580
                                                      =======  =======  =======
   Identifiable assets:
     United States................................... $ 9,065  $ 7,349  $ 9,445
     Asia and Pacific................................   4,497    2,100    2,098
     Central America.................................   1,131    1,569    1,741
                                                      -------  -------  -------
                                                      $14,693  $11,018  $13,284
                                                      =======  =======  =======

  The Company provides products and services to companies in the electronics and semiconductor industries, many of which are industry leaders. There are a limited number of companies which purchase conditioning products and services sold by the Company. The Company's four largest customers accounted for approximately 67%, 73% and 71% of consolidated revenues in 1992, 1993 and 1994. Accounts receivable are generally due within 30 days and collateral is not required except that export sales from the United States generally require letters of credit. Historically, the Company's bad debts have been very low, an indication of the credit worthiness of the customers to which the Company sells.

  Intersegment sales, which are not material, and intergeographic sales of manufactured products are priced at cost plus a reasonable profit.

                           RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

  The Company had export revenues from its United States operation to the following geographical areas:

                                                             1992   1993   1994
                                                            ------ ------ ------
                                                               (IN THOUSANDS)
   Asia and Pacific........................................ $2,605 $2,165 $3,643
   Europe..................................................  4,331  3,140  1,357
   North America and other.................................    726    457    215
                                                            ------ ------ ------
                                                            $7,662 $5,762 $5,215
                                                            ====== ====== ======

  Revenues from major customers, as a percent of total revenues and industry segments, are as follows:

                                       TOTAL   CONDITIONING CONDITIONING  POWER
                                      REVENUES   PRODUCTS     SERVICES   SOURCES
                                      -------- ------------ ------------ -------
   1992
     Customer A......................    13%        24%          --%         1%
     Customer B......................    11         --           46         --
     Customer C......................    12         --           49         --
     Customer D......................    31         57           --         --
   1993
     Customer A......................    24%        46%          --%        --%
     Customer B......................    14         --           52         --
     Customer C......................    12         --           45         --
     Customer D......................    23         44           --         --
   1994
     Customer A......................    27%        63%          --%        --%
     Customer B......................    17         --           47          5
     Customer C......................    17         --           50         --
     Customer D......................    10         24           --         --

3. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

  On July 1, 1995, the Company entered into a revolving credit agreement with First Interstate Bank of Texas, N.A. The facility allows borrowings through July 1, 1997 of up to $2,000,000 at the bank's base rate (8.75% at September 30, 1995). Credit availability is limited to 80% of eligible accounts receivable, as defined, of the U.S. Company and its Costa Rica subsidiary, plus 30% of U.S. inventories, limited to $750,000. The credit facility requires compliance with certain financial loan covenants related to tangible net worth, current ratio, debt to tangible net worth and fiscal year-end losses. The loan is unsecured except that if the Company is not in compliance with certain financial covenants, accounts receivable, inventories and certain other assets of the U.S. Company will become collateral for the loan. The Company is in compliance with the financial requirements of the agreement.

  The Company maintained a working capital financing agreement with Nations Bank of Texas, N.A. until November 1994, when the Company allowed the agreement to expire. Under the agreement, the Company could request loan advances, evidenced by demand notes, up to $2,500,000. Interest was payable monthly at the bank's base rate plus 2.5%. There were no balances outstanding at December 31, 1993, and the Company did not draw

                           RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED) any funds under the agreement during 1994. The weighted average interest rate at December 31, 1993 was 8.5%. The loan was collateralized by the U.S. Company's accounts receivable, inventories, fixed assets and certain other assets.

  The Company's Singapore subsidiary maintains an agreement with a Singapore bank to provide an overdraft facility of 500,000 Singapore Dollars (U.S. $340,000) to the subsidiary at the bank's prime rate plus 1% (6.75% at December 31, 1994). There were no balances outstanding at December 31, 1994, and amounts utilized under credit commitments totalled $134,000, resulting in credit availability of $206,000 at December 31, 1994. The weighted average interest rate at December 31, 1993 was 6%. The loan is collateralized by all assets of the subsidiary and requires maintenance of a minimum net worth of the Singapore subsidiary. Payment of dividends requires written consent from the bank, and continuation of the credit facility is at the discretion of the bank.

  The Company's Japanese subsidiary maintained an agreement with a related party of the subsidiary to provide a credit facility to the subsidiary. The related party of the subsidiary obtained a line of credit from a Japanese bank and made the amount available to the Company. In April 1993, the loan was converted to a term loan payable in monthly installments of $9,900, plus interest paid quarterly. At December 31, 1993, the total loan balance was $58,000. The Company made certain advance payments, and the loan was paid in full in March 1994.

  Interest paid on debt during 1992, 1993 and 1994 and during the nine month period ended September 30, 1995, was $134,000, $82,000, $1,000 and $187,000,
respectively.

  Interest (income) expense is presented net as follows (in thousands):

                                                                 NINE MONTHS
                                                                    ENDED
                                                                SEPTEMBER 30,
                                                                ---------------
                                            1992   1993  1994    1994    1995
                                            -----  ----  -----  ------  -------
                                                                 (UNAUDITED)
   Interest (income)....................... $ (22) $(15) $(158)   $(79)   $(151)
   Interest expense........................   147    58      4       4      188
                                            -----  ----  -----  ------  -------
   Interest (income) expense, net.......... $ 125  $ 43  $(154)   $(75) $    37
                                            =====  ====  =====  ======  =======

4. EMPLOYEE STOCK PLAN

  The Company sponsors an Employee Stock Savings Plan and Trust (the "Plan"). United States employees of the Company who have completed at least one year of service become participants in the Plan. The Plan allows an employee to contribute up to 15% of defined compensation to the Plan and to elect to have contributions not be subject to Federal income taxes under Section 401(k) of the Internal Revenue Code. The Company contributes a matching amount to the Plan equal to 50% of the employee's contribution, to a maximum of 2%, for employees who contribute 2% or more. The Company also contributes, as a voluntary contribution, an amount equal to 1% of the defined compensation of all participants. The Company's contribution for matching and voluntary contributions amounted to $121,000 in 1992, $105,000 in 1993 and $106,000 in
1994. Employee contributions may be invested in Company stock or other investment options offered by the Plan. The Company's contributions vest with the employee over seven years and are invested solely in Company stock.

                           RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

  The Company, in May 1992, registered and reserved 500,000 shares of common stock for sale to the Plan. The Plan purchased, in the open market, 78,288, 64,115 and 47,015 shares during 1992, 1993 and 1994, for an aggregate purchase price of $143,000, $150,000 and $159,000, respectively. At December 31, 1994,
352,377 reserved shares remain unissued under the registration.

5. INCOME TAXES

  Effective January 1, 1993, the Company changed its method of accounting for income taxes and adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes.

  The cumulative effect of adopting SFAS 109 on the Company's financial position and results of operations was not material. As permitted under the new rules, prior period financial statements have not been restated except that the tax benefit from utilization of a net operating loss carryforward in 1992 has been reclassified to the provision for income taxes. This reclassification results in income tax for 1992 being presented in a manner consistent with the presentation required under SFAS 109.

  The provision (benefit) for income taxes is based on income (loss) before income taxes as follows:

                    GEOGRAPHIC AREA                   1992      1993    1994
                    ---------------                  -------  -------- ------
                                                         (IN THOUSANDS)
   United States.................................... $  (442)  $2,187  $2,534
   Foreign..........................................  (2,192)     145     137
   Eliminations and corporate items.................     (57)      90      63
                                                     -------   ------  ------
                                                     $(2,691)  $2,422  $2,734
                                                     =======   ======  ======

  The components of the provision (benefit) for income taxes are as follows:

                                                     CURRENT  DEFERRED TOTAL
                                                     -------  -------- ------
                                                         (IN THOUSANDS)
   1992
     Federal-Provision.............................. $   344   $  --   $  344
     Federal Tax Benefit from utilization of net
      operating loss carryforward...................    (316)     --     (316)
     Foreign........................................     (28)     (51)    (79)
     State..........................................       5      --        5
                                                     -------   ------  ------
                                                     $     5   $  (51) $  (46)
                                                     =======   ======  ======
   1993
     Federal........................................ $   --    $  --   $  --
     Foreign........................................      17       31      48
     State..........................................       5      --        5
                                                     -------   ------  ------
                                                     $    22   $   31  $   53
                                                     =======   ======  ======
   1994
     Federal........................................ $   245   $ (205) $   40
     Foreign........................................     --       --      --
     State..........................................      49      --       49
                                                     -------   ------  ------
                                                     $   294   $ (205) $   89
                                                     =======   ======  ======

                           RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

  The differences between the effective rate reflected in the provision (benefit) for income taxes on income (loss) before income taxes and the amounts determined by applying the statutory U.S. tax rate of 34% are analyzed below (in thousands):

                                                                   SEPTEMBER
                                                                      30,
                                                                  ------------
                                              1992   1993  1994   1994   1995
                                              -----  ----  -----  -----  -----
                                                                  (UNAUDITED)
Provision (benefit) at statutory rate........ $(915) $823  $ 930  $ 925  $ 979
Change in valuation allowance................   --   (334)  (650)  (381)  (238)
Tax benefit of net operating loss
 carryforward................................  (316)  --    (135)  (355)   --
Tax effects of:
  Foreign expenses for which a tax benefit
   (is available) is not available...........   778  (495)   (26)   (37)    58
  Foreign tax benefit of export processing
   exemption.................................   (19)         (64)   (96)   --
  U.S. Federal tax on dividend from foreign
   subsidiary................................   486          --      --    --
Alternative minimum tax......................    29   --     --      --    --
Other........................................   (89)   59     34     37    110
                                              -----  ----  -----  -----  -----
                                              $ (46) $ 53  $  89  $  93  $ 909
                                              =====  ====  =====  =====  =====

  The Company's cash requirements made it necessary for the Singapore subsidiary to remit a cash dividend to the Company during the second quarter of 1992. U.S. income taxes of $486,000 were provided on the remittance.

  The significant components of the Company's net deferred tax liabilities and assets are as follows (in thousands):

                                                      1992     1993     1994
                                                     -------  -------  -------
   Deferred tax liabilities:
     Depreciation................................... $    96  $   103  $   140
     Domestic international sales corp. dividend....      42       21      --
     Other..........................................      15      --       --
                                                     -------  -------  -------
       Total deferred tax liabilities...............     153      124      140
                                                     -------  -------  -------
   Deferred tax assets:
     Reserves not currently deductible..............    (559)    (416)    (397)
     Foreign tax credits............................    (531)    (490)    (469)
     Alternative minimum tax credits................     (74)     (74)    (154)
     Net operating loss carryforwards...............    (370)    (255)     (60)
     Business tax credits...........................    (253)    (253)     --
     Provision for restructuring....................     (98)     --       --
     Other..........................................     (18)     (21)     --
                                                     -------  -------  -------
       Total deferred tax assets....................  (1,903)  (1,509)  (1,080)
   Valuation allowance..............................   1,843    1,509      859
                                                     -------  -------  -------
     Net deferred tax assets........................     (60)     --      (221)
                                                     -------  -------  -------
     Net deferred tax (asset) liability............. $    93  $   124  $   (81)
                                                     =======  =======  =======

                           RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

  Net income for 1992 and 1994 included income of a subsidiary operating in Costa Rica under an export processing tax exemption. The subsidiary is exempt from Costa Rica income tax through 1996 and is 50% exempted from 1997 through 2000. Except for 1994 and 1992, the subsidiary has operated at a loss. Tax benefits of $19,000 and $64,000 relate to income of the subsidiary, in 1992 and 1994, respectively.

  At December 31, 1994, the Company had alternate minimum tax credit carryforwards of $154,000, which can be carried forward indefinitely, and foreign tax credit carryforwards of $469,000 expiring in 1997 and 1998 and a foreign subsidiary of the Company had an income tax net operating loss carryforward of $219,000, which can be carried forward indefinitely.

  SFAS 109 requires that the tax benefit of deferred tax assets be recorded to the extent that realization is more likely than not. Valuation allowances were provided in 1992, 1993 and 1994 since realization of the excess assets was uncertain.

  The Company completed a restructuring of its foreign operations in 1993. As part of the restructuring, the Company changed its policy and began providing United States taxes on unremitted foreign earnings. Earnings on which United States taxes have been provided total $1,600,000 at December 31, 1994.

  Net cash payments for income taxes during 1992, 1993 and 1994 were $100,000, $54,000, $259,000, and $526,000 for the nine month period ended September 30, 1995, respectively.

  The components of the provision (benefit) for deferred income taxes for the year ended December 31, 1992 are as follows (in thousands):

                                                                          1992
                                                                          ----
   Depreciation.......................................................... $ (8)
   Benefits not recorded due to net loss carryforward position...........  170
   Distributions of former DISC..........................................  (29)
   (Benefit) associated with restructuring charge........................  (98)
   Inventory and other reserves..........................................  (79)
   Timing difference in recognition of intercompany transfers............  (29)
   Other.................................................................   22
                                                                          ----
                                                                          $(51)
                                                                          ====

6. PROVISION FOR RESTRUCTURING

  The Company recorded in 1993 a provision for restructuring totalling $288,000. The provision is composed of $319,000 related to retirement and severance pay for U.S. employees who were terminated in March 1993 and a $31,000 reduction of the 1992 restructuring provision related to downsizing production capacity for power sources in Singapore. The Company recorded restructuring charges of $1,392,000 in 1992. The 1992 amount represents a $1,000,000 provision for closing the Company's Japanese subsidiary and a charge of $392,000 related to closing the Company's UK and Irish operations, downsizing of production capacity for power sources in Singapore and shifting of production to Costa Rica. The charge was related principally to the remaining lease obligations and associated costs at the UK and Singapore facilities, severance liabilities and write-off of fixed assets. The provision for closing the Japanese subsidiary related to estimated losses on disposal of certain assets, severance pay, estimated expenses to be incurred in curtailing operations and settling lease obligations related to the subsidiary's facility.

                           RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

7. COMMITMENTS

  The Company leases manufacturing and office facilities under noncancelable operating lease agreements, expiring through 1998. Rental expense for 1992, 1993 and 1994 was $1,627,000, $1,234,000 and $1,241,000, respectively.

  Future minimum rental payments under leases in effect at December 31, 1994 are: 1995--$785,000; 1996--$553,000; 1997--$312,000; 1998--$18,000; subsequent to 1998--none. The lease on the Company's U.S. facility expired in May 1995. In January 1995, the Company entered into an agreement to purchase the facility as explained in Note 10 to the Consolidated Financial Statements.

  The Company entered into an agreement in August 1993 to sub-lease manufacturing and office space in its U.S. facility. Rental income for 1993 and 1994 was $41,000 and $108,000, respectively. Future income under the sub-lease will be $38,000 in 1995.

8. ACCRUED LIABILITIES

  Accrued liabilities consist of the following (in thousands):

                                                                    1993   1994
                                                                   ------ ------
   Payroll........................................................ $  950 $1,287
   Advanced payments..............................................    341     60
   Warranty.......................................................    453    302
   Insurance payable..............................................     12    121
   Other..........................................................    260    229
                                                                   ------ ------
                                                                   $2,016 $1,999
                                                                   ====== ======

  The advanced payment balances relate principally to payments for conditioning products which are included in the Company's backlog. Advanced payments are refundable if the Company does not meet the term of the orders. Revenues related to advanced payments are recognized when the products are shipped.

9. RELATED PARTY TRANSACTIONS

  The spouse of an employee of the Company has an ownership interest in a company that provided computer software development and technical assistance for certain products sold by the Company. The net expense accrued related to these transactions, including royalties, amounted to $964,000, $454,000 and $105,000 during 1992, 1993 and 1994, and $171,000 for the nine month period ended September 30, 1995, respectively. The amounts payable to such Company were $1,000 and $3,000 at December 31, 1993 and 1994 and $122,000 at September 30, 1995, respectively and the accounts are settled in the ordinary course of business.

10. SUBSEQUENT EVENTS (UNAUDITED)

  A lease on the Company's headquarters and manufacturing facility located in Houston, Texas was scheduled to expire in May 1995. In March 1995, the Company purchased the land and building for $3,300,000, of which $660,000 was paid in cash. The $2,640,000 balance is payable in 180 equal monthly installments, including interest at 9%, under a promissory note which is payable to the seller. The note is collateralized by the land and building.

                           RELIABILITY INCORPORATED

                               DECEMBER 31, 1994

                    (INFORMATION AT AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

  Long-term debt at September 30, 1995 consisted of the following:

                                                                    1995
                                                               --------------
                                                               (IN THOUSANDS)
   Mortgage payable; due in monthly installments of $26,777,
    including interest at 9%, beginning May 1, 1995...........     $2,597
   Less current maturities....................................         91
                                                                   ------
     Long-term debt due after one year........................     $2,506
                                                                   ======

  A subsidiary of the Company leased a manufacturing facility in San Jose, Costa Rica. In October 1995, the subsidiary purchased the land and building for a cash price of $810,000.

  The Company entered into an agreement on October 10, 1995 to purchase land and a building in North Carolina. The purchase price is $1,850,000 payable in cash, and the Company projects that improvements totaling $800,000 will be made to the facility. The Durham, North Carolina services facility will occupy the new facility when the improvements are completed.

                              INNOVATION LOADERS/UNLOADERS provide an automated
                              means for loading and unloading a variety of
                              device types in and out of burn-in boards. They
[Photo appears here]          are microprocessor controlled, can be used in
                              small and large quantity applications, and increase the realiability and speed of device handling. Some models can be integrated into Reliability's RELNET networking system.






Reliability manufactures DC-DC
converters in various configurations.
By using small DC-DC converters,
electronic equipment can operate from          [Photo appears here]
a single output power supply yet provide different voltages for different components.




                              Reliability provides burn-in and testing services
                              in a dedicated service facility. This enables
                              customers to outsource burn-in and test services
[Photo appears here]          performed to their exact requirements and, at the
                              same time, reduce their overhead and capital expenses related to maintaining a burn-in operation on site.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, THE SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................   9
Capitalization...........................................................  10
Price Range of Common Stock and Dividend Policy..........................  10
Selected Consolidated Financial Data.....................................  11
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  12
Business.................................................................  18
Management...............................................................  25
Principal and Selling Stockholders.......................................  28
Description of Capital Stock.............................................  29
Underwriting.............................................................  30
Legal Matters............................................................  31
Experts..................................................................  31
Available Information....................................................  31
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 SHARES

                                    [LOGO]



                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                              SOUTHCOAST CAPITAL
                                  CORPORATION

                            JOSEPHTHAL LYON & ROSS
                                 INCORPORATED

                                       , 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

  All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated expenses payable by Reliability Incorporated in connection with the issuance and distribution of the Common Stock to be registered, other than underwriting discounts and commissions, are as follows:

      Securities Act registration fee................................. $  9,072
      NASD filing fee.................................................    2,944
      Blue Sky qualification fees and expenses........................   11,000
      Printing costs..................................................   35,000
      Legal fees and expenses.........................................  100,000
      Accounting fees and expenses....................................   25,000
      Miscellaneous...................................................    6,984
                                                                       --------
        TOTAL......................................................... $190,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article 2.02-1 of the Texas Business Corporation Act provides:

    (1) A corporation may indemnify any officer or director from and against any judgments, penalties, fines, settlements, and reasonable expenses actually incurred by him in an action, suit, investigation or other proceeding to which he is, was, or is threatened to be a party; provided that it is determined by the Board of Directors, a committee thereof, special legal counsel, or a majority of the stockholders that such officer or director: (a) conducted himself in good faith; (b) (i) in the case of his conduct as a director of the corporation, reasonably believed that his conduct was in the best interest of the corporation or (ii) in all other cases, that his conduct was at least not opposed to the corporation's interest; and (c) in a criminal case, had no reasonable cause to believe his conduct was unlawful. Such indemnity is limited to the reasonable expenses actually incurred in matters as to which the officer or director is found liable to the corporation or is found liable on the basis that a personal benefit was improperly received by him. No indemnification is permitted with respect to any proceeding in which the officer or director is found liable for willful or intentional misconduct in the performance of his duty to the corporation.

    (2) A corporation shall indemnify an officer or director against reasonable expenses incurred by him in connection with an action, suit, investigation, or other proceeding to which he is, was, or was threatened to be a party if he has been wholly successful in its defense.

    (3) A corporation may advance an officer or director the reasonable costs of defending an action, suit, investigation or other proceeding in certain cases.

    (4) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

  Section 6.10 of the bylaws of the Company provide that the Company shall indemnify and hold harmless its officers and directors to the fullest extent allowed by law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  None

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

  (a) Exhibit Number and Description

  1.  Underwriting Agreement.
  1.1 Form of Underwriting Agreement.**
  2.  Agreement and Plan of Consolidation.*
  3.  Certificate of Incorporation and bylaws.
  3.1 Restated Articles of Incorporation of the Company, as amended
       (incorporated by reference from Exhibit 3 to the Company's Quarterly
       Report on Form 10-Q for the quarter ended June 30, 1995).
  3.2 Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.)
  3.3 Amendment to Amended and Restated Bylaws of the Company, effective
       October 16, 1995.
  4. Instruments defining the rights of security holders, including indentures.
  4.1 Specimen stock certificate.**
  5.  Opinion re legality.
  5.1 Form of opinion of Butler & Binion, L.L.P.**
  6.  Opinion re discount on capital shares.*
  7.  Opinion re liquidation preference.*
  8.  Opinion re tax matters.*
  9.  Voting trust agreement.*
 10.  Material contracts.*
 11.  Statement re computation of per share earnings.*
 12.  Statement re computation of ratios.*
 14.  Material foreign patents.*
 15.  Letter re unaudited interim financial information.*
 16.  Letter re change in certifying accountant.*
 21.  Subsidiaries of the registrant.
 21.1 Subsidiaries of the Company (incorporated by reference from Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31,
       1994).
 23.  Consents of experts and counsel.
 23.1 Consent of Ernst & Young LLP, independent auditors.
 23.2 Consent of Butler & Binion, L.L.P. (included in their opinion filed as
       Exhibit 5.1).**
 24.  Power of attorney (contained on the signature page of this Registration
       Statement).
 25.  Statement of Eligibility of Trustee.*
 26.  Invitation for Competitive Bids.*
 27.  Financial Data Schedule.
 28. Information from reports furnished to state insurance regulatory authorities.*
 99.  Additional exhibits.*

--------
 * Inapplicable to this filing
** To be filed by amendment

  (b) Financial Statement Schedules

  The following supplemental schedules can be found on the indicated page of the Registration Statement.

   ITEM                                                                    PAGE
   ----                                                                    ----
   Supplementary financial information:
     Quarterly results of operations (unaudited).........................  S-1
   Schedules for each of the three years in the period ended December 31,
    1994:
     II--Valuation and qualifying accounts and reserves..................  S-2

  All other schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that claims for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS ON OCTOBER 25, 1995.


                                          Reliability Incorporated

                                                  /s/ Larry L. Edwards
                                          By: _________________________________
                                                     Larry L. Edwards
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry L. Edwards and Max T. Langley and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including amendments that register additional securities of the same class to be declared effective in accordance with Rule 462(b) promulgated under the Securities Act of 1933 and post-effective amendments) to this Registration Statement and any new Registration Statement that registers additional securities in accordance with said Rule 462, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                NAME                           TITLE                 DATE

       /s/ Larry L. Edwards            President, Chief          October 25,
-------------------------------------   Executive Officer,           1995
          LARRY L. EDWARDS              and Director
                                        (Principal Executive
                                        and Operating Officer)

        /s/ Max T. Langley             Senior Vice President,    October 25,
-------------------------------------   Chief Financial              1995
           MAX T. LANGLEY               Officer (Principal
                                        Accounting Officer)

        /s/ W. L. Hampton              Director                  October 25,
-------------------------------------                                1995
            W. L. HAMPTON

        /s/ Everett Hanlon             Director                  October 25,
-------------------------------------                                1995
           EVERETT HANLON

        /s/ John R. Howard             Director                  October 25,
-------------------------------------                                1995
           JOHN R. HOWARD

      /s/ Thomas L. Langford           Director                  October 25,
-------------------------------------                                1995
         THOMAS L. LANGFORD

      /s/ A. C. Lederer, Jr.           Director                  October 25,
-------------------------------------                                1995
         A. C. LEDERER, JR.

                            RELIABILITY INCORPORATED

                       SUPPLEMENTAL FINANCIAL INFORMATION

                        QUARTERLY RESULTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           FIRST      SECOND   THIRD  FOURTH
                                          QUARTER     QUARTER QUARTER QUARTER
                                          -------     ------- ------- -------
1993
  Net sales.............................. $6,752      $6,540  $ 7,239 $6,491
  Gross profit...........................  2,585       2,672    3,417  2,943
  Net income (loss)......................   (545)(1)     848    1,198    868(2)
  Net income (loss) per share............   (.13)        .20      .28    .21
1994
  Net sales.............................. $5,225      $6,680  $ 7,141 $4,381
  Gross profit...........................  2,515       3,337    3,053  1,785
  Net income.............................    541       1,096      991     17
  Net income per share...................    .13         .26      .23    .00
1995
  Net sales.............................. $4,093      $5,767  $11,286
  Gross profit...........................  1,644       2,945    5,929
  Net income (loss)......................   (472)        527    1,916
  Net income (loss) per share............   (.11)        .12      .45

--------
(1) The net loss for the first quarter of 1993 includes a $319,000 provision for restructuring of U.S. operations.
(2) The net income for the fourth quarter of 1993 is increased by a $31,000 reduction in cost associated with restructuring of operations in Asia.

                            RELIABILITY INCORPORATED

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                 (IN THOUSANDS)

                                               YEARS ENDED
                                              DECEMBER 31,
                                           ---------------------
                                                                   NINE MONTHS
                                                                      ENDED
                                                                  SEPTEMBER 30,
                                            1992    1993   1994       1995
                                           ------  ------  -----  -------------
                                                                   (UNAUDITED)
Inventory reserves at beginning of year... $  753  $1,092  $ 603      $630
Additions charged to costs and expenses...    636     262    180       155
Amounts charged to reserve................   (297)   (751)  (153)       (3)
                                           ------  ------  -----      ----
Inventory reserves at end of year......... $1,092  $  603  $ 630      $782
                                           ======  ======  =====      ====

                                      S-2